As filed with the Securities and Exchange Commission on August 28, 2000

                             Registration No. 333-_____
=============================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM S-1/A
                           REGISTRATION STATEMENT
                                   Under
                         The Securities Act of 1933

                    PHOENIX INTERNATIONAL INDUSTRIES, INC.
              (Name of registrant as specified in its charter)

        Florida                           2836                59-2564162
------------------------------  -------------------------  -----------------
  (State or Jurisdiction of        (Primary Standard         (IRS Employer
incorporation or organization)  Industrial Classification  Identification No.)
                                      Code Number)


      1750 Osceola Drive                          Thomas N. Donaldson
West Palm Beach, Florida  33409                    1750 Osceola Drive
        (561) 688-0440                      West Palm Beach, Florida  33409
                                                     (561) 688-0440
(Address, including zip code, and      (Name, address, including zip code, and
 telephone number, including area           telephone number, including area
 code of Registrant's principal                 code of agent for service)
      executive offices)

                                 COPIES TO:

L. Van Stillman                                 James G. Dodrill II
1177 George Bush Boulevard, Suite 307	         	428 Plaza Real, Suite #326
Delray Beach, Florida 33483                     Boca Raton, Florida  33432
(561) 330-9903                                  (561) 394-5778
Facsimile (561) 330-9116                        Facsimile (561) 417-4190

     Approximate date of commencement of proposed sale of the securities to the public: From time to time after the effective date of this registration statement.

     If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                      CALCULATION OF REGISTRATION FEE



                                                      Proposed Maximum   Proposed Maximum
     Title of Each Class of             Amount to      Offering Price        Aggregate        Amount of
   Securities to be Registered        Be Registered     Per Share(1)      Offering Price    Registration Fee

Common Stock par value $0.001 per
  share to be issued in exchange
  for Convertible Debentures......      12,847,825         $0.26           $ 3.340,435           $ 895.24


Total.............................      12,847,825         $0.26           $ 3,340,345           $ 895.24


(1) Estimated solely for purposes of calculating the registration fee. The registration fee is based upon the closing sales price on August 1, 2000 of $.0.255 based on Rule 457(g) except for options exerciseable at higher prices.

                          PROSPECTUS



             PHOENIX INTERNATIONAL INDUSTRIES, INC.
               12,847,825 Shares of Common Stock
                  ($0.001 par value per share)

     This prospectus relates to the issuance of up to 12,847,825 shares of Common Stock, $0.001 par value of Phoenix International Industries, Inc., a Florida corporation upon conversion of some or all of our convertible debentures ("Convertible Securities").
 We will not receive any of the proceeds from the sale of stock issued upon conversion of our Convertible Securities. We will pay all expenses of registration incurred in connection with this offering, but any and all selling and other expenses incurred by security holders wishing to sell common stock issued upon conversion of our Convertible Securities will be paid by such selling stock holder.

     The Common Stock currently  trades on the Electronic
Bulletin Board under the symbol "PHXU" On July 24, 2000, the last sale price of the Common Stock as reported on the Electronic
Bulletin Board was $0.32 per share.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    PURCHASE OF THESE SECURITIES INVOLVES RISKS.  See "Risk
    Factors" on page 6.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.










        The date of this Prospectus is August 28, 2000.

	TABLE OF CONTENTS

                                    Page
                                    ----

Additional Information............    3
Prospectus Summary................    4
Selected Financial Data...........    6
Risk Factors......................    7
Use of Proceeds...................   10
Determination of Offering Price...   10
Dividend Policy...................   10
Market Price of Common Stock......   11
Management's Discussion and
  Analysis........................   12
Business and Plan of Operation....   15
Management........................   19
Selling Shareholders..............   21
Principal Shareholders............   22
Certain Transactions..............   23
Changes in and Disagreements
  with Accountants................   23
Plan of Distribution..............   24
Description of Securities.........   25
Legal Matters ....................   26
Experts...........................   26
Indemnification...................   26
Financial Statements..............   F-1




     As used in this prospectus, the terms "we," "us," "our," "the Company," and "Phoenix" mean Phoenix International Industries, Inc., a Florida corporation. The term "Selling Shareholders" means our shareholders who are offering to sell their shares of Phoenix which are being registered through this prospectus. The term "Common Stock" means our common stock, par value $0.001 per share and the term "Shares" means the shares of Common Stock being registered by us through this Prospectus.

     You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities covered by this Prospectus in any state or other jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such state or jurisdiction. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create an implication that there has been no change in our affairs since the date hereof.

                   ADDITIONAL INFORMATION

     We have filed a Registration Statement under the Securities Act with respect to the securities offered hereby with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. This Prospectus, which is a part of the Registration Statement, does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and the securities offered hereby, reference is made to the Registration Statement, including all exhibits and schedules thereto, which may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its Regional Offices located at 7 World Trade Center, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 at prescribed rates during regular business hours.
 Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.
 We will provide, without charge upon oral or written request of any person, a copy of any information incorporated by reference herein. Such request should be directed to Phoenix International Industries, Inc. 1750 Osceloa Drive, West Palm Beach, Florida 33409, Telephone Number: (561) 688-0440.

     We file reports and other information with the Commission. All of such reports and other information may be inspected and copied at the Commission's public reference facilities described above. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of such site is http://www.sec.gov. In addition, we intend to make available to our shareholders annual reports, including audited financial statements, unaudited semi-annual reports and such other reports as we may determine.

                      PROSPECTUS SUMMARY

     The following is only a summary of the information, financial statements and the notes included in this Prospectus. You should read the entire Prospectus carefully, including "Risk Factors" and our Financial Statements and the notes to the Financial Statements before making any investment decision.

Phoenix International Industries,  Inc.

     We are a development stage company. During the year ended May 31, 1999, we, along with our subsidiaries historically provided computer consulting and long distance telephone service through our wholly-owned subsidiaries HDX 9000, Inc. ("HDX") and Mic Mac Investments, Inc. ("Mic Mac") to entities located primarily in the southeastern United States. HDX and Mic Mac were acquired during the year ended May 31, 1998. Mic Mac discontinued operation in the fiscal year ended May 31, 1999 and HDX discontinued operations in June 1999.

     We acquired the Telephone Company of Central Florida, Inc.
("TCCF"), a reorganized debtor, in July 1999. TCCF was incorporated in the State of Florida in December 1995 for the purpose of purchasing wholesale long distance and local telecommunication services and to resell these services throughout the United States. TCCF is also a provider of telecommunication services to the debit card (prepaid telephone card) industry.

     TCCF signed a letter of intent dated January 28, 2000 to acquire 100% of the outstanding stock of Moye & Associates, Inc. ("Best Net"). Best Net is primarily an internet service provider
(ISP) in addition to providing retail sales of computer and computer parts and computer repairs. The proposed terms of the agreement call for $50,000 to be paid at closing, $50,000 to be paid within nine months, and approximately $75,000, $112,500 and $112,500 worth of our common stock to be issued at closing, nine months after closing and 18 months after closing, respectively.

     In January, 2000 we announced that we have expanded our long distance service agent contract with AT&T. We believe that this expanded contract will allow TCCF to increase its monthly revenue by more than 50%.

     We have also executed a letter of intent to purchase
Advanced Communications Services, inc., ("ACS"), a systems integration firm whose main office is in Edison, New Jersey. The letter of intent calls for a full purchase price of 2,500,000 restricted shares of our common stock, to be paid to ACS's shareholders over a period of 18 months.

     During the nine month period ended February 29, 2000 we reported revenues of $1,266,000 compared to $54,000 for the same period in the preceding year. These revenues resulted from telecommunication service sales generated by TCCF, and miscellaneous revenue.

     Our principal executive offices are located at 1750 Osceola
Drive, West Palm Beach, Florida 33409 and our telephone number is
(561) 688-0440.


Securities Offered:...............  12,847,825 shares of Common Stock,
                                    $0.001 par value per share, which
                                    may be issuable upon conversion of
                                    some or all of our Convertible
                                    Securities.

Risk Factors......................  The securities offered hereby involve a high degree of risk and
                                    immediate substantial dilution and
                                    should not be purchased by
                                    investors who cannot afford the
                                    loss of their entire investment.
                                    See "Risk Factors."

Common Stock Outstanding(1)
  Before Offering:................  19,853,847 (1) shares

Common Stock Outstanding After
  Offering:.......................  32,701,672 (1) shares

Use of Proceeds...................  We will not receive any of the proceeds from the sale of stock
                                    issued upon conversion of any
                                    Convertible Securities.

Dividend Policy:..................  We do not intend to pay dividends on our Common Stock.  We plan to
                                    retain any earnings for use in the
                                    operation of our business and to
                                    fund future growth.

NASD Electronic Bulletin Board
  Symbol..........................  PHXU


(1)	Based on shares outstanding as of June 27, 2000


Risk Factors

     The securities offered hereby are highly speculative and very risky. Some of these risk factors follow.

                  SELECTED FINANCIAL DATA


     Set forth below is selected financial data for the years ended May 31, 1999, May 31, 1998 and May 31, 1997, all of which has been derived from our audited financial statements. Also set forth below is financial data for the nine month periods ended February 29, 2000 and February 28, 1999, which has been derived from our unaudited financial statements. In our opinion, these unaudited statements have been prepared on the same basis as our audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of our results of operations and financial condition for these periods.



STATEMENTS OF OPERATIONS DATA:

                                                                                            (unaudited)
                                                 YEAR ENDED                               NINE MONTHS ENDED
                                 --------------------------------------------    -------------------------------------
                                 May 31, 1997    May 31, 1998    May 31, 1999    February 28, 1999   February 29, 2000

Revenue                          $          0    $    175,673    $         30    $          54,000   $       1,266,000
Selling, general and
  administrative expenses                   0         726,111       1,093,048            1,214,000           2,302,000
Depreciation                            1,714          44,429
Amortization of Goodwill               29,176
Impairment of Goodwill, HDX                            30,000
Loss from operations                        0        (581,328)     (1,167,447)
Net other income (expense)                  0             (96)          2,044
Income (Loss) from
  Discontinued Operations            (443,000)       (452,508)         73,417               60,000             (65,000)
Income Tax Benefit                    112,000
Net income (loss)                    (331,000)     (1,033,932)     (1,091,986)          (1,100,000)         (1,101,000)

Basic loss per share of
    Common Stock                        (0.11)          (0.13)          (0.11)               (0.13)              (0.08)

Weighted average number of
common shares outstanding            2,908,000      8,138,702      10,209,834            8,833,000          13,979,000



BALANCE SHEET DATA (Unaudited):

                                           As of February 29, 2000

Current Assets                                     $1,002,000
Property, Plant and Equipment, Net                 $  642,000
Total Assets                                       $1,644,000
Total Liabilities                                  $2,447,000
Stockholders deficit                                ($803,000)

RISK FACTORS

     The Common Stock for sale is a speculative investment and very risky. You should especially consider these risk factors. Before you buy consider the following risk factors and the rest of this prospectus. Additionally, the risks described below are not the only ones we face. Additional risks and uncertainties not presently known to us, that we currently deem immaterial or that are similar to those faced by other companies in our industry or business in general, may also impair our business operations.
This prospectus also contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. Please refer to "Risks Associated with Forward-looking Statements" on page 8.

     Investors should assume that, even if not specifically stated below, if any of the following risks actually materialize, our business, financial condition or results of future operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.


We May Require Additional Financing

     At February 29, 2000, we had current assets of approximately $1,002,000. To assist us in our cash flow requirements we may determine, depending upon the prevailing stock price of our shares, to seek subscriptions from the sale of securities to private investors, although there can be no assurance that we will be successful in securing any investment from private investors at terms and conditions satisfactory to us, if at all.
 Based upon our present liquid resources, our present operating expenses, and the commitment of our executive officers to continue to defer most or all of their salaries, and if no revenues are generated from operations or other sources, we believe we will be able to operate for a minimum of three months.
 However, in the near term, we do not anticipate receipt of increased operating revenues as a result of the business developments by TCCF. If additional funds are required, but cannot be raised, it will have an adverse effect upon our operations. To the extent that additional funds are obtained by the sale of equity securities, our stockholders may sustain significant dilution.


We Are Involved in Litigation

     We are the defendant in a lawsuit filed on behalf of the previous owners of Mic-Mac, Inc. (formerly a wholly owned subsidiary of the Company) the lawsuit demanded the release of the restrictions placed on the 220,000 shares of our stock which was received in payment for Mic-Mac, Inc. Additionally, the lawsuit demanded that the contingent balance of the purchase price (250,000 shares of restricted stock) be issued. The Company has taken the position that the previous owners are not entitled to any stock as the performance clauses in the purchase agreement were not met. The litigation is in progress and has of yet not been decided.


Ability to Continue as a Going Concern

     Our independent auditors have issued their report dated January 5, 2000 on our consolidated financial statements as of May 31, 1999, which includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. Among the reasons cited by the independent auditors as raising substantial doubt as to our ability to continue as a going concern are the following: we have accumulated losses of approximately $6,200,000 as of May 31, 1999, have insufficient working capital and will continue to incur selling, general and administrative expenses. Additionally, realization of certain assets is dependent upon our ability to meet our future financing requirements, the success of future operations and our continued funding by our CEO and the sale of common stock. These conditions raise substantial doubt about our ability continue as a going concern.


History of Losses

     We have incurred operating losses since our inception and have an accumulated deficit of approximately $6,200,000 as of May 31, 1999. We incurred a net loss of $1,091,986 for the year ended May 31, 1999 as compared with a net loss of $1,033,932 for the year ended May 31, 1998. For the nine months ended February 29, 2000, we incurred a net loss of $1,101,000. These net losses continue to be the result of expenses involved with supporting the day to day operation of TCCF, the expenses of expanding its sales operation during the period and the continued expenses associated with continuing to operate and maintain our offices, professional fees and expenses associated with being a reporting public company, which include: legal, accounting and EDGAR/printing preparation, and the write off of our $152,000 investment in HDX.


     We Have Been Dependent on Loans From Our CEO, Directors and
Shareholders in Order to Pay Operating Expenses.

     In order for us to pay our operating expenses, including office rents, communication expenses, accounting and bookkeeping fees, printing and EDGAR preparation costs, publication costs, and other general and administrative expenses, we have been dependent upon funds provided by non-interest bearing loans from our CEO, directors and shareholders. Additionally, we continue to be dependent upon the willingness of our CEO and directors and consultants to accept shares of our stock as compensation for continued services to us, which services we consider to be valuable and necessary to our continued operations.


We Face Intense Competition

     We face intense competition for customers because the telecommunications industry is highly competitive. Our competitors consist of several well established companies, the substantial majority of which have significantly greater financial resources than we do, longer operating histories, well established reputations, and marketing and sales networks, and greater management and technical resources.


Potential Acquisitions

     We have in the past, and may in the future pursue acquisitions of complementary services or businesses. Future acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of additional debt, the write-off of costs, and the amortization of expenses related to goodwill and other intangible assets, all of which could have a material adverse effect on our business, operating results and financial condition. Future acquisitions would involve numerous additional risks, including difficulties in the assimilation of the operations, services and personnel of the acquired company, the diversion of management's attention from other business concerns, entering markets in which we have little or no direct prior experience and the potential loss of key employees of the acquired company. We have executed letters of intent to purchase two additional companies, Moye & Associates, Inc., an Internet Service Provider (ISP) headquartered in St. Simons, Georgia and Advanced Communications Services, Inc., (ACS) a systems integration firm, whose main office is in Edison, New Jersey. Shareholders will not vote on any potential acquisitions (unless required by NASDAQ regulations or applicable law) nor have the opportunity to review any potential acquisition candidate.


We Do Not Anticipate Paying Cash Dividends

     We have not paid any cash dividends on our capital stock and we anticipate that our future earnings, if any, will be retained for use in the business, or for other corporate purposes. It is not anticipated that any cash dividends on the Common Stock will be paid in the foreseeable future. See "Dividend Policy" and "Description of Securities."


     If We Are Unable to Meet Nasdaq Stock Market Listing
Requirements, Your Ability to Buy or Sell the Common Stock May be
Impacted.

     Our Common Stock does not meet the current Nasdaq listing requirements for the SmallCap(R) Market. If we are unable to satisfy Nasdaq's requirements for listing, trading, if any, the Common Stock will continue to be conducted on the NASD's OTC Bulletin Board, established for securities that do not meet the Nasdaq SmallCap(R) Market listing requirements. Consequently, the liquidity of our securities could be impaired, not only in the number of securities which could be bought and sold, but also through delays in the timing of transactions, reduction in security analysts' and the news media's coverage of us, and lower prices for our securities than might otherwise be attained.


     Our Board of Directors Has the Power to Issue Additional
Securities Without the Consent of Shareholders.

     Our Board of Directors has the power, without the consent of the shareholders, to issue additional shares of common stock or preferred stock for such consideration as may be permitted under Florida law. Preferred stock may be issued with preferences or rights as to dividends, voting or liquidation which are superior to those of holders of common stock, see "Description of Securities."


Possible Issuance of Preferred Stock

     Our Certificate of Incorporation authorizes the issuance of up to 20,000,000 shares of preferred stock, $0.001 par value per share ("Preferred Stock"), with designations rights, and preferences determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividends, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of our common stock. In the event of issuance, the Preferred Stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the company.


Risks Associated with Forward-looking Statements

     This Prospectus contains certain forward-looking statements regarding management's plans and objectives for future operations, including plans and objectives relating to our planned marketing efforts and future economic performance. The forward-looking statements and associated risks set forth in this Prospectus include or relate to: (i) our ability to obtain a meaningful degree of consumer acceptance for our products and future products, (ii) our ability to market our products and future products on a national basis at competitive prices, (iii) our ability to develop brand-name recognition for our products and future products, (iv) our ability to develop and maintain an effective sales network, (v) our success in forecasting demand for our products and future products, (vi) our ability to maintain pricing and thereby maintain adequate profit margins, (vii) our ability to achieve adequate intellectual property protection for our products and future products and (viii) our ability to obtain and retain sufficient capital for future operations.

     The forward-looking statements herein are based on current expectations that involve a number of risks and uncertainties. Such forward-looking statements are based on assumptions that we will market and provide products on a timely basis, that we will retain our customers, that there will be no material adverse competitive or technological change in conditions in our business, that demand for our products will significantly increase, that our President will remain employed as such, that our forecasts accurately anticipate market demand, and that there will be no material adverse change in our operations or business or in governmental regulations affecting us or our suppliers. The foregoing assumptions are based on judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Accordingly, although we believe that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized. In addition, as disclosed elsewhere in the "Risk Factors" section of this Prospectus, there are a number of other risks inherent in our business and operations which could cause our operating results to vary markedly and adversely from prior results or the results contemplated by the forward-looking statements. Growth in absolute and relative amounts of cost of goods sold and selling, general and administrative expenses or the occurrence of extraordinary events could cause actual results to vary materially from the results contemplated by the forward-looking statements. Management decisions, including budgeting, are subjective in many respects and periodic revisions must be made to reflect actual conditions and business developments, the impact of which may cause us to alter marketing, capital investment and other expenditures, which may also materially adversely affect our results of operations. In light of significant uncertainties inherent in the forward-looking information included in this Prospectus, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. See "Management's Discussion and Analysis" and "Business."

                      USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of stock issued upon conversion of any Convertible Securities.


              DETERMINATION OF OFFERING PRICE

     The price at which the shares may actually be sold by the selling stockholders will be determined by the market price of the common stock as of the date of sale.


                     DIVIDEND POLICY

     We have paid no dividends during the past five fiscal years on any class of our issued and outstanding securities.

     Our payment of dividends, if any, in the future rests within the discretion of our Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors. Because of our present financial condition, we do not contemplate or anticipate paying any dividends on the Common Stock in the foreseeable future.

                  MARKET PRICE OF COMMON STOCK

     Our Common Stock has been listed on the NASDAQ OTC Electronic Bulletin Board sponsored by the National Association of Securities Dealers, Inc. under the symbol "PHXU" since September 17, 1996 On August 1, 2000, the closing price as reported by the Electronic Bulletin Board was $0.255.

     The following table sets forth the high and low bid prices for the Common Stock as reported on the Electronic Bulletin Board for each quarter since July, 1995 for the periods indicated. Such information reflects inter dealer prices without retail mark-up, mark down or commissions and may not represent actual transactions.


                                  Closing Bid            Closing Ask
                                High        Low        High        Low

1995                            3.28        .15        6.56        .93
7/3/95 through 9/29/95          4.21        .15        7.03        .93
10/2/95 through 12/29/95

1996
1/2/96 through 3/29/96          1.20        .15        1.95        .60
4/1/96 through 6/28/96           .22        .07         .60        .22
7/1/96 through 9/18/96           .30        .11         .75        .37
9/19/96 through 9/30/96         1.125       .375       1.50        .625
10/1/96 through 12/31/96        1.50        .25        2.375       .75

1997
1/2/97 through 3/31/97          1.50        .6875      2.375      1.00
4/1/97 through 6/30/97          1.4375      .625       1.6875      .875
7/1/97 through 9/30/97          2.37       1.125       2.625      1.375
10/1/97 through 12/31/97        2.25        .46        2.625       .875

1998
1/2/98 through 3/31/98          1.50        .4375      1.6875      .4687
4/1/98 through 6/30/98          1.4375      .625       1.6875      .875
7/1/98 through 9/30/98          2.37       1.125       2.625      1.375
10/1/98 through 12/31/98        2.25        .46        2.625       .875

1999
1/2/99 through 3/31/99          1.00        .88        1.06        .94
4/1/99 through 6/30/99           .62        .47         .65        .50
7/1/99 through 9/30/99           .56        .36         .59        .39
10/1/99 through 12/31/99        1.62        .31        1.65        .34

2000
1/2/00 through 3/31/00          1.72        .295       1.75        .325
4/1/00 through 6/30/00           .93        .43        1.00        .45



The price of shares have been adjusted for all stock splits.

     As of May 31, 2000, there were approximately 528 record holders of Company common stock.

            MANAGEMENT'S DISCUSSION AND ANALYSIS

Except for the historical information herein, the matters discussed in this quarterly report includes forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary based upon a number of factors, including, but not limited to, risk in product availability, product technology changes, market acceptance of new products and services, questions of continuing demand, the impact of competitive products and pricing, changes in economic conditions and other risk factors contained in the Company's most recent filings with the Securities and Exchange Commission ("SEC").

Results of Operations
---------------------

     Period ending February 29, 2000 vs Period ending
     February 28, 1999

     We are a development stage company.   During our three
month period ended February 29, 2000, we incurred net losses of $615,000 compared to net losses of $796,000 for the comparable three month period for the preceding year, and net losses for the nine month period ended February 29, 2000 of $1,101,000 compared to $1,100,000 for the same period the preceding year.

     We reported revenues of $501,000 for the three month period ended February 29, 2000 compared to sales revenues of $8,000 for the three month period ended February 28, 1999 and revenues for the nine month period ended February 29, 2000 of $1,266,000 compared to $54,000 for the same period the preceding year. These revenues resulted from telecommunication service sales generated by our newly acquired affiliate Telephone Company of Central Florida, Inc.("TCCF"), and miscellaneous revenue, as disclosed in the combined financial statement which is included in this filing.

     During the three month period ended February 29, 2000 we executed a letter of intent to acquire 100% of "The Best Net" a Georgia Corporation based on St. Simons Island. The Best Net is an Internet Service Provider (ISP) with 2,500 customers, a computer sales and service company and also has an e-commerce site on the Internet. Details of the purchase are still being worked out, but it has been agreed that the method of payment will be comprised of both cash and stock.

     Based upon the representations received from TCCF, we believe that prior to the end of fiscal 2000, TCCF will continue to generate increasing revenues from operations, as it increases its subscriber base for its telecommunications business. The acquisition of companies like The Best Net is an excellent example of how TCCF's customer base can be expanded. TCCF and The Best Net have already begun "cross-selling" their respective services to each others customers.

     During the coming year we will continue to pursue efforts to add additional affiliates or attractive joint ventures, primarily in the telecommunications industry in order to generate additional revenue streams.

     Although we still wholly own HDX 9000, Inc. ("HDX"), we have ceased to operate HDX, as their primary product was related to solving the Y2K computer problem and they have not been able to successfully adapt their other methodologies to a readily marketable format. HDX's President, Timothy Palmer, has agreed to return the 500,000 shares of our stock, which were issued to purchase HDX, to us for cancellation. Mr. Palmer will continue to serve a Director of the company and act as a consultant on an "as needed" basis. Final disposition of HDX has yet to be decided.

     Our net losses for the nine month period ended February 29, 2000, continue to be the result of expenses involved with supporting the day to day operation of TCCF, the expenses of expanding our sales operation during the period and the continued expenses associated with continuing to operate and maintain our offices, professional fees and expenses associated with being a reporting public company, which include: legal, accounting and EDGAR/printing preparation, and the write off of our $152,000 investment in HDX. We incurred non-cash expenses associated with the issuance of 50,000 shares of restricted stock to TCCF as a "good faith deposit" toward its acquisition. Said stock will be returned to our treasury during the next quarter.

     In order for us to pay our operating expenses, including office rents, communication expenses, accounting and bookkeeping fees, printing and EDGAR preparation costs, publication costs, and other general and administrative expenses, we were dependent upon the funds provided by non-interest bearing loans from the Company's executive officer, director and shareholders.

     Again, during this reporting period as it has previously, the company has raised a portion of its operating capital through the sale of restricted stock, however in future there can be no assurance of any additional sale of restricted stock. Further, there can be no assurance, based upon present market price of the shares, that it will be able to raise additional private placement funding, at terms and conditions satisfactory to the Company.

     The Company continues to be dependent upon the willingness of the Company's executive officers/directors and its consultants to accept shares as compensation for continued services to the Company, which services the Company considers to be valuable and necessary to its continued operations.

     During the period ended November 30, 1999 The company entered into negotiations which led to a letter of intent to sell its wholly owned subsidiary, TCCF, to Atlanta based Avana Corporation, a wholly owned subsidiary of Grace Development Corporation ("GCDV" on the OTCBB) for approximately $2,000,000 cash and 3,000,000 of GCDV.(See the Press Release dated October 15, 1999, under Item 5 in this filing.) The anticipated sale was never concluded, due to the fact that Avana abruptly backed our of the deal, giving no satisfactory reason to the Company.(See Press Release dated January 6, 2000, under Item 5 of this filing.


      Year Ending May 31, 1999 vs Year Ending May 31, 1998

      The Company's HDX subsidiary was acquired July 21, 1997. For the 10 months and 10 days through May 31, 1998, HDX had revenues of $160,039 and expenses of $132,656.

      For the year ended May 31, 1999, HDX had no income and an operating loss of $33,500. This was due to the expiration of the market for HDX's primary product, a methodology for dealing with the Y2K computer problem. HDX has returned to the status of a developmental organization while it re-designs its other methodologies in preparation to introduce them to the market.

      With regard to the Statements of Operations for the year ending May 31, 1999. The Company had an operating loss of $1,897,230, a substantial portion of which was due to legal and accounting expenses incurred in the litigation against the principals of CTCG and the aborted effort to purchase American Telecommunications Enterprises, Inc.. (see note to consolidated financial statements)


Discontinued Operations

      Mic-Mac Investments, Inc. and Hospitality Telecom (together
"Hospitality") were acquired on April 1, 1998. For the period from the date of acquisition through May 31, 1998, Hospitality had revenues of $ 15,634 and expenses of $30,404.

      Hospitality ceased to operate late in the third quarter of fiscal 1999, claiming they could not meet their business plan projections or continue without Phoenix acquiring a long distance telephone company or other telephone service organization to give them support and additional product. Mic-Mac Investments, Inc and Hospitality Telecom had no remaining assets or liabilities as of May 31, 1999, and Phoenix wrote off its remaining investment in them in that fiscal year.

      As of June 1, 1998, the Company sold its ITC subsidiary to a group headed by ITC management. The Company received $60,900 in cash. $290,000 in Notes and 1,413,000 shares of the Company' Common Stock, plus relief from obligations totaling approximately $800,000 in return for said sale. The Shares of Common Stock have been returned to the treasury of the Company and have been canceled. To date, no payment of interest or principal on the Notes has been made and said payments are past due. Additionally, the Company has not received any confirmation of relief from the $800,000 in obligations. The operations of ITC have been treated as discontinued operations.


      Year Ending May 31, 1998 vs Year Ending May 31, 1997

      The Company's HDX subsidiary was acquired July 21, 1997. For the 10 months and 10 days through May 31, 1998, HDX had revenues of $160,039 and expenses of $132,656. Our total revenues for the year ended May 31, 1998 were $175,673. We had no revenues during the year ended May 31, 1997. We incurred an operating loss for the years ended May 31, 1998 and May 31, 1997 of $581,328 and
$443,014, respectively and a net loss for the periods of $1,033,932 and $443,014, respectively.


Liquidity and Capital Resources
-------------------------------

     The Company, at February 29, 2000 had current assets of $1,002,000 compared to current assets of $603,000 at February 29, 1999. To assist the Company in its cash flow requirements the Company may determine, depending upon the prevailing stock price of its shares, to seek subscriptions from the sale of securities to private investors, although there can be no assurance that it will be successful in securing any investment from private investors at terms and conditions satisfactory to the Company, if at all.

     Based upon the Company's present liquid resources, its present operating expenses, and the commitment of its executive officers to continue to defer most or all of their salaries, and if no revenues are generated from operations or other sources, the Company will be able to operate for a minimum of three months. However, in the near term, the Company does anticipate receipt of increased operating revenues as a result the business developments by TCCF.

     The Company's monthly operating expenses during the nine month period ended February 29, 2000, does not reflect any salary to Gerard Haryman or Thomas Donaldson, the Company's executive officers, who's salaries have been accrued, but not paid, at the rate of $20,833 and $8,600 per month respectively. The Company does not contemplate commencing full salary payments to Messrs. Haryman and Donaldson unless and until it begins to generate positive cash flow from operations.


Risk Factors and Cautionary Statements

     Forward-looking statements in this report are made pursuant to the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. We wish to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: Changing economic conditions, interest rate trends, continued acceptance of our products in the marketplace, competitive factors, and other risks detailed in our periodic report filings with the Securities and Exchange Commission.

                BUSINESS AND PLAN OF OPERATION

Our Business

Historical Development

     We incorporated on July 22 1985, pursuant to the laws of the State of Florida under the name "Hydrobac, Inc. On July 7, 1986, we changed our name to"ProBac, Inc." and on October 5, 1994, changed our name to Trident Environmental Systems, Inc. During those periods our primary business was in various types of products and systems for use in the environmental clean-up industry. On October 2, 1996 we changed our name to Phoenix International Industries, Inc. and our Common Stock was reverse split 15 to 1. The shareholders approved Amendments to the Articles of Incorporation, changing the authorized capital to 200,000,000 shares of Common Stock, par value $.001 per share, and up to 20,000,000 shares of Preferred Stock for use as needed. From January 1996 through May 31, 1997, we sought acquisitions as we wound down and closed our original environmental clean-up business. We, therefore, treats all matters relating to the environmental clean-up business as discontinued operations. As of June 1999, we sold our Intuitive Technology Consultants Inc. subsidiary ("ITC") to a group headed by the current management of ITC.


Business of Affiliates

     During the year ended May 31, 1999, we provided computer consulting and investment services through our wholly-owned subsidiaries HDX 9000, Inc. (HDX) and Mic Mac Investments, Inc. (Mic Mac) to entities located primarily in the southeastern United States. HDX and Mic Mac were acquired during the year ended May 31, 1998. Mic Mac discontinued operation in the fiscal year ended May 31, 1999 and HDX discontinued operations in June 1999. The remaining assets, liabilities, equity and investment in these subsidiaries were written off in the periods they ceased operations.

     In July 1999 we acquired the Telephone Company of Central Florida, Inc., a reorganized debtor ("TCCF"). TCCF purchases wholesale long distance and local telecom services and resells these services throughout the United States. TCCF is also a provider of telecommunication services to the debit card (prepaid telephone card) industry.

     TCCF signed a letter of intent dated January 28, 2000 to acquire 100% of the outstanding stock of Moye & Associates, Inc. ("Best Net"). Best Net is primarily an internet service provider
(ISP) in addition to providing retail sales of computer and computer parts and computer repairs. The proposed terms of the agreement call for $50,000 to be paid at closing, $50,000 to be paid within nine months, and approximately $75,000, $112,500 and $112,500 worth of our common stock to be issued at closing, nine months after closing and 18 months after closing, respectively. We have also executed a letter of intent to purchase Advanced Communications Services, inc., ("ACS"), a systems integration firm whose main office is in Edison, New Jersey. The letter of intent calls for a full purchase price of 2,500,000 restricted shares of our common stock, to be paid to ACS's shareholders over a period of 18 months.


CONTINUING OPERATIONS

Telephone Company of Central Florida

     We acquired the common stock of the TCCF in June 1999. TCCF was incorporated in the State of Florida in December 1995 for the purpose of purchasing wholesale long distance and local telecommunication services and to resell these services throughout the United States. TCCF is also a provider of telecommunication services to the debit card (prepaid telephone card) industry. TCCF filed a petition for relief under Chapter 11 of the Bankruptcy code on May 26, 1998. On December 17, 1998, we issued a letter of intent to TCCF setting forth the terms and conditions under which we were willing to acquire 100% of the issued and outstanding common voting stock of TCCF as a reorganized debtor. The terms and conditions of the purchase and reorganization plan were as follows:

1.   All administrative claims and expenses, not to exceed
$570,000, were to be paid in full within ten days of the effective date.

2. Priority claims and taxes, not to exceed $300,000. will be paid in $25,000 installments starting within ten days of the effective date over a period of six years with interest payable at 8%.

3. A deposit of $500,000 will be made into a creditor trust fund. The initial deposit of $100,000 to the trust fund will be made at the Confirmation Order and the balance will be deposited in four consecutive semi-annual installments of $100,000.

     The effective date of the closing was ten days after the Order of Confirmation is issued by the Bankruptcy court. The Order of Confirmation was issued on June 9, 1999 and TCCF began operating as a reorganized debtor on that date. The Company acquired TCCF within ten days of the Confirmation Order.

     In January, 2000 we announced that we had expanded our long distance service agent contract with AT&T. We believe that this expanded contract will allow TCCF to increase its monthly revenue by more than 50%.


DISCONTINUED OPERATIONS

Intuitive Technology Consultants Inc.

     On June 2, 1997, we acquired 100% of the outstanding stock of ITC by issuing 1,500,000 shares of restricted common stock valued at approximately $320,000.

     In the fourth quarter of the fiscal year ended May 31, 1998, we agreed with the former owners of ITC to rescind the transaction, effective June 1, 1998. Accordingly, for the year ended May 31, 1998, we treated ITC's losses from operations as a loss from discontinued operations. Under the rescission agreement, we received and subsequently canceled approximately 1,400,000 shares of its stock in exchange for 100% of the stock of ITC and $350,000 as reimbursement for losses incurred by ITC and funding by the Company during fiscal 1998. The remaining 100,000 shares of the Company's stock issued at the time of the acquisition were retained by an employee of ITC and their value was included in loss from discontinued operations for the year ended May 31, 1998.


HDX 9000, Inc. ("HDX")

     The Company acquired 100% of the outstanding stock of HDX on July 21, 1997, by issuing 500,000 shares of restricted common stock valued at approximately $152,000.

     Although we still wholly own HDX, we have ceased to operate HDX because their primary product was related to solving the Y2K computer problem and they have not been able to successfully adapt their other methodologies to a readily marketable format. HDX's President, Timothy Palmer, has returned the 500,000 shares of the our stock which were issued to purchase HDX, to us. We have not canceled these shares at this time. Mr. Palmer will continue to serve as a Director of the company and act as a consultant on an "as needed" basis. Final disposition of HDX 9000 has yet to be decided.


Mic Mac Investments, Inc. (Hospitality Telecom)

     Mic Mac Investments, Inc., ("Hospitality") was incorporated in the State of South Carolina in 1992 with its principal place of business in Myrtle Beach, South Carolina. It commenced business as an operator service provider for several local pay phone companies after a regional carrier ceased operations. Word spread about the service it provided and geographic area of the customer base grew to include most of the East coast. Because the company was successful in providing its pay phone clients with a unique service, as Hospitality grew it was able to negotiate favorable contracts with its carriers. Accordingly, management decided to utilize the favorable contracts and began marketing long distance services to Hotels arid Motels, which became the bulk of its business.

Core Business Products: One Plus, Zero Plus, 800 Access and
Prepaid Calling Cards


Marketing Plan - Basic Elements

     Internal Staff to telemarket
     Move current outsourced business to Hospitality's own system.
     Pinpoint advertising.
     Use current telecom field agents to market additional services as a value added product.
     Exploit strategic alliances.
     Employ direct mail and pinpoint Advertising.
     Revenue sharing with trade associations.

     To develop a ZERO PLUS base with small to medium sized properties, it is planned to primarily target the ethnic segments of the hospitality industry with secondary emphasis on resort and highway properties. In addition, Hospitality was to target small to medium private pay phone companies and hospitality management companies.

     Hospitality planed to operate a telemarketing facility staffed with a majority of ethnic sales people. This marketing effort would be reinforced by direct mail programs, customer relations and referral programs Hospitality will be offering services from several Zero Plus providers that tender, multiple plans, bundling One Plus and 800 access. This would afford the telemarketers an advantage over single product competition

     The second tier marketing program to acquire business from resort and highway properties would require a direct sales force in addition to an agency program. This group would also regionally market to: pay phone companies, colleges, hospitals, and property management companies. This program would be reinforced by advertising, trade shows, strategic alliances and referrals.

     In the year prior to being acquired by us, Mic-Mac Investments and Hospitality Telecom, earned over $225,000 in profits. In order to facilitate growth and increase earnings, we planed to acquire a long distance telephone company to integrate with Hospitality, forming a powerful marketing and telephone service organization. To this end, we signed a letter of intent with American Telecommunications Enterprises, Inc., (American Telecom) of Syracuse, New York. However, after months of due diligence, we discovered that American Telecom had misrepresented its circumstances to the point that made it unwise for us to complete the acquisition. Evidently this prolonged period of waiting for us to acquire a long distance telephone company destroyed the revenue producing plans and timetable for Hospitality. Every quarter Hospitality's revenue declined until it was virtually non-existent, the sales force dissipated and finally the management ceased to operate the company. We were forced to write off Mic-Mac Investments and Hospitality Telecom as a total loss. See Note 2 of the included Consolidated Financal Statements and also Management Discussions Discontinued Operations.


RESCISSION OF BUSINESS COMBINATION

Cambridge Gas Transport Corporation ("CGTC")
Georgetown, Grand Cayman, Cayman Islands

     In December, 1998 the Company signed an agreement to acquire 100% of the outstanding common stock of Cambridge Holdings, LLC., a Delaware limited liability company (Cambridge), and Merrimac Shipping limited, a Liberian corporation (Merrimac) for two million shares of Phoenix and two million dollars, both payable at closing, and an additional three million dollars payable with terms through June 30, 2000. Cambridge and Merrimac owned all of the outstanding shares of Cambridge Gas and Transport Company
(CGTC). The Company paid Cambridge and Merrimac $200,000 at closing. The exchange of stock between Cambridge and Merrimac and the Company did not take place, but the respective shares of all companies were held in trust by their respective attorneys. During the Company's fourth quarter, year ending May 31, 1999, and subsequent to that date, unspecified problems arose regarding the purchase of Cambridge and Merrimac. An agreement to rescind the acquisition between Cambridge and Merrimac and the Company had been written but not signed by the parties. Cambridge and

Merrimac subsequently sold 100% of their ownership interest in CGTC to another purchaser in August 1999. The Company is negotiating for the repayment of the $200,000 deposit paid at the closing. The $200,000 is reflected as a refundable deposit in the accompanying financial statements. The financial statements at the Company's year-end, May 31, 1999, reflect no transactions between Cambridge and Merrimac and the Company. The February 28, 1999 unaudited consolidated financial statements have been restated to reflect the rescission of this transaction.


Property

Our principal place of business is located at 1750 Osceola Drive, West Palm Beach, Florida 33409, which consists of office and warehouse space, both of which we lease from a third party. This space aggregates approximately 3,500 square feet including four offices and a conference room. The annual lease cost is $3,500.00 per month, plus expenses and expires in August 2001.


Competition

     Many similar companies, both large and small, offer similar services as us and our subsidiaries. We believe that the competitive factors affecting our markets include features such as functionality, adaptability, ease of use, quality, performance, price, customer service and support, effectiveness of sales and marketing efforts and Company reputation. Although we believe that we currently compete favorably with respect to such factors, there can be no assurance that we can maintain our competitive position against current and potential competitors, especially those with greater financial marketing support and other resources than us.


Patents

     We own two patents for solidification of environmental waste, which were acquired when we were involved in that business. However, we are no longer in such business and we believe Company that these patents are of very little value today, as they have been rendered obsolete due to the rapid development of the environmental industry.


Employees

	As of May 15, 2000 we employ four (4) full-time employees. Including the employees of our subsidiaries, we have approximately 35 full time employees. We believe that our relations with our employees are good.

                         MANAGEMENT

     The following table sets forth certain information with respect to our executive officers and directors.


Name                    Position                                Director Since      Age

Gerard Haryman          President, CEO, acting CFO                      1996        55
                        and Chairman of the Board of Directors

Thomas Donaldson        Vice President, Secretary and Director          1993        56

Timothy Palmer          Director                                        1997        52



     Gerard Haryman has served as our Chairman of the Board, President and Chief Executive Officer since January of 1996. Previously and concurrently, since 1981 to the present, Mr. Haryman has been President and Chief Executive Officer of SA, Sitmo, developers and builders of commercial and residential properties throughout Europe, with corporate offices in Paris, France. Mr. Haryman has also been involved in the development of residential property in the Palm Beach area since 1988, and during that period has also served on the Board of Directors of several other public and private companies. Mr. Haryman attended the "Institute General de Finance" in Paris, France majoring in finance and administration.

     Thomas N. Donaldson, since February of 1993, Mr. Donaldson has been an officer and director of Phoenix, and of Trident Environmental Systems, Phoenix's predecessor. Prior to his entering the public company arena, he had a background in the electronic media, both television and radio. Before being promoted to executive level management, he was an award winning Producer/Director at both the local and network levels. Additionally, he was a majority partner in the television production company, "American Televent", which produced commercials and syndicated programming. Mr. Donaldson attended both the University of Miami and the University of Paris.

     Timothy Palmer, has been President of HDX 9000, Inc.,
West Palm Beach, Florida, a computer and business consulting firm since October 1993, now a wholly-owned subsidiary of the Company, and a Director of the Company since July 1997. from March 1997 to the present, he has been President of Quality Advantage, Ltd. of Kingston, Jamaica, a computer and business consulting firm. Prior to October 1993, he was manager of the Palmer Family Trust in London, England. Mr. Palmer holds a Bachelor of Commerce Degree from McGill University in Montreal, Canada.

Executive Compensation

     The following table sets forth the cash compensation of our executive officers and directors during each of the last three fiscal years. The remuneration described in the table does not include the cost we incurred in furnishing benefits to the named executive officers, including premiums for health insurance and other benefits provided to such individual that are extended in connection with the conduct of our business. The value of such benefits cannot be precisely determined, but the executive officers named below did not receive other compensation in excess of the lesser of $25,000 or 10% of such officer's cash compensation.


                      Summary Compensation Table
                      --------------------------


                                     Annual Compensation                                Long Term Compensation
                             -----------------------------------------    ---------------------------------------------------
                                                                                   Awards           Payouts
                                                                          ------------------------  --------
Name and Principal                                        Other Annual    Restricted     Options/   LTIP         All Other
Position                      Year   Salary      Bonus    Compensation    Stock ($)      SARs(#)    Payouts($)   Compensation
------------------            ----   ------      -----    ------------    ----------     ------     -----------  ------------

Gerard Haryman,               1999   250,000(1)   -0-         -0-            (2)           -0-         -0-          -0-
President, CEO, acting        1998   250,000(1)   -0-         -0-                          -0-         -0-          -0-
CFO and Chairman of           1997   250,000(1)   -0-         -0-                          -0-         -0-          -0-
the Board of Directors

Thomas N. Donaldson,          1999   104,000(1)   -0-         -0-            (3)           -0-         -0-          -0-
Vice President, COO           1998   104,000(1)   -0-         -0-                          -0-         -0-          -0-
and Director                  1997   104,000(1)   -0-         -0-                          -0-         -0-          -0-

Timothy Palmer,               1999      -0-       -0-         -0-                          -0-         -0-          (4)
Director                      1998      -0-       -0-         -0-                          -0-         -0-
                              1997      -0-       -0-         -0-                          -0-         -0-


(1) Due to our cash position, Mr. Haryman and Mr. Donaldson have deferred payment of their salaries and bonuses.
(2) Mr. Haryman received a grant of 1,400,000 shares of our common stock on April 8, 2000.
(3) Mr. Donaldson received a grant of 250,000 shares of our common stock on April 8, 2000.
(4) Mr. Palmer's total compensation from the Company has consisted of 50,000 shares of our common stock.

                      SELLING SHAREHOLDERS

Recent Financing

     On June 23, 2000, AJW Partners, LLC and New Millennium Capital Partners II, LLC purchased an aggregate of $2,000,000 of 12% Convertible Debentures and warrants to purchase, respectively, a total of 337,500 and 662,500 shares of common stock from us in a private placement transaction. Of the $2,000,000 invested, $1,250,000 will be received upon effectiveness of this registration statement and satisfaction of certain conditions.

     The debentures are convertible into shares of our common stock, at the option of the holder at any time and from time to time after the date when the debentures where issued, at a conversion price equal to the lower of (i) $0.368 per share and
(ii) 65% of the average of the lowest three inter-day trading prices of our common stock during the twenty trading days preceding the date of conversion. The warrants issued to AJW Partners and New Millennium Capital Partners are each exercisable at an exercise price per share equal to 65% of the average of the closing bid prices of our common stock during the five trading days immediately preceding the date of exercise and expire on June 23, 2002. Interest on the debentures is payable on a quarterly basis on March 31, June 30, September 30 and December 31 of each year while such debentures are outstanding and on each Conversion Date, whichever occurs earlier. Interest may be paid, at our option, in cash or common stock. Any debentures outstanding on December 23, 2001, automatically convert into shares of our common stock at the then applicable conversion price. The debentures are redeemable under certain circumstances as stated in the Convertible Debenture.

     Each holder of the debenture may not convert its securities into shares of our common stock if after the conversion, such holders, together with any of its affiliates, would beneficially own over 4.999% of the outstanding shares of our common stock. This restriction may be waived by each holder on not less than 61 days' notice to us. Since the number of shares of our common stock issuable upon conversion of the debentures will change based upon fluctuations of the market price of our common stock prior to a conversion, the actual number of shares of our common stock that will be issued under the debentures, and consequently the number of shares of our common stock that will be beneficially owned by AJW Partners and New Millennium Capital Partners cannot be determined at this time. Because of this fluctuating characteristic, we agreed to register a number of shares of our common stock that exceeds the number of our shares of common stock currently beneficially owned by AJW Partners and New Millennium Capital Partners. The number of shares of our common stock listed in the table below as being beneficially owned by AJW Partners and New Millennium Capital Partners includes the shares of our common stock that are issuable to AJW Partners and New Millennium Capital Partners subject to the 4.999% limitation, upon conversion of their debentures and exercise of their warrants. However, the 4.999% limitation would not prevent AJW Partners and New Millennium Capital Partners from acquiring and selling in excess of 4.999% of our common stock through a series of conversions and sales under the debentures and acquisitions and sales under the warrants.

     The following table sets forth the name of each person who is offering shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.


                                                                                     Shares
                           Common Stock        Percentage        Shares to be         owned          Percentage
Name                    Beneficially Owned   Before Offering   Sold in Offering   After Offering   After Offering
----                    ------------------   ---------------   ----------------   --------------   --------------

AJW Partners, LLC           1,044,720(1)        4.999%(2)          4,336,141(3)         0                 0

New Millennium Capital
  Partners II, LLC          1,044,720(1)        4.999%(2)          8,511,684(3)         0                 0


(1) Includes the shares of our common stock issuable to AJW
    Partners and New Millennium Capital Partners, subject to the
    4.999% limitation, upon conversion of its debentures and exercise of its warrants.

(2) Percentages are based on 19,853,847 shares of our common stock outstanding as of June 27, 2000.

(3) Pursuant to the Registration Rights Agreement between us and the debenture holders, we are required to register such number of shares of common stock equal to the sum of (i) 200% of the number of shares of common stock issuable upon conversion in full of their debentures, assuming for such purposes that all interest is paid in shares of our common stock, that the debentures are outstanding for one year and six months and that such conversion occurred at a price equal to the lesser of (a) $0.368 and (b) 65% of the average of the lowest three inter-day prices (which need not occur on consecutive trading days) during the ten trading days immediately preceding the closing date and (ii) the number of shares of common stock issuable upon exercise in full of the warrants issued on the closing date.


                      PRINCIPAL SHAREHOLDERS

     The following table sets forth information about the beneficial ownership of our Common Stock as of the date of this Prospectus by (i) each person who we know is the beneficial owner of more than 5% of the outstanding shares of Common Stock (ii) each of our directors and executive officers, and (iii) all of our directors and executive officers as a group.

                                                                                             Shares
                                                    Percentage            Shares to be        owned          Percentage
Name and Address(1)                Common Stock   Before Offering(2)   Sold in Offering   After Offering   After Offering
-------------------                ------------   ------------------   ----------------   --------------   --------------
Gerard Haryman
President/CEO
501 South Dixie Highway
West Palm Beach, FL  33405         2,900,000(3)         14.61                   0            2,900,000           8.87

Thomas Donaldson
VP/COO, Director
501 South Dixie Highway
West Palm Beach, FL  33405           263,333             1.33                   0              263,333           0.81

Timothy Palmer, Director
and Pres. of HDX 9000
501 South Dixie Highway
West Palm Beach, FL  33405           500,000             2.52                   0              500,000           1.53

All Directors and Executive
Officers as a Group (3 persons)    3,743,333            18.85                   0            3,743,333          11.45



(1) Unless otherwise noted below, we believe that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. For purposes hereof, a person is considered to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options or the conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that any such warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof, have been exercised.
(2)  Based on shares outstanding as of July 25, 2000.
(3) Includes 200,000 shares owned by Mr. Haryman's wife which are deemed beneficially to be owned by him.

                      CERTAIN TRANSACTIONS

     In June 1995, we received a loan in the amount of Two Hundred Forty Five Thousand Dollars ($240,000) from Markus A. Gertsch, then Chief Executive Officer of the Company. The loan was for a term of three years at twelve and one-half percent 12.5% simple interest. In September 1995 we received a loan of Thirty Thousand One Hundred Thirty Four Dollars ($30,134) from Mr. Gertsch. This loan was for twelve (12) months.

     Both of these loans were repaid to Mr. Gertsch by the issuance of 220,000 shares of our Common Stock. These shares have not been registered under the Securities Act of 1933.


         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     There have been no disagreements with any of our accountants on accounting and financial disclosure. Our auditor for the period ending May 31, 1999 is Wieseneck, Andres, and Associates, PA. 772 US Hwy. One, North Palm Beach, Florida 33408. For the year ending May 31, 1998, our auditor was Kane, Hoffman & Danner, P.A., 1101 Brickell Ave., suite M-101, Miami, Florida 33131. This change in accountants was due to our desire to engage a larger firm.

                    PLAN OF DISTRIBUTION

     We are registering shares of our common stock which may be issuable upon conversion of some or all of Convertible
Securities. Any individual acquiring shares of our common stock through such a conversion who subsequently sells such common stock is considered a Selling Shareholder.

     The Selling Stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

-   privately negotiated transactions;

-   short sales;

- broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

-   a combination of any such methods of sale; and

-   any other method permitted pursuant to applicable law.

     The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     The Selling Stockholders may also engage in short sales against the box, puts and calls and other transactions in securities of the Company or derivatives of Company securities and may sell or deliver shares in connection with these trades. The Selling Stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a Selling Stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

     Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The Company is required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the Selling Stockholders. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                 DESCRIPTION OF SECURITIES

Common Stock

     Our Articles of Incorporation authorize the issuance of 200,000,000 shares of Common Stock, $0.001 par value per share.
Of this amount, 18,593,847 are currently issued and outstanding.

     Each holder of our common stock is entitled to one vote per share of common stock standing in such holder's name on our records on each matter submitted to a vote of our stockholders, except as otherwise required by law. Holders of our common stock do not have cumulative voting rights so that the holders of more than 50% of the combined shares of our common stock voting for the election of directors may elect all of the directors if they choose to do so and, in that event, the holders of the remaining shares of our common stock will not be able to elect any members to our board of directors. Holders of our common stock are entitled to equal dividends and distributions, per share, when, as and if declared by our board of directors from funds legally available. Holders of our common stock do not have preemptive rights to subscribe for any of our securities nor are any shares of our common stock redeemable or convertible into any of our other securities. If we liquidate, dissolve or wind up our business or affairs, our assets will be divided up pro-rata on a share-for-share basis among the holders of our common stock after creditors and preferred shareholders, if any, are paid.

Preferred Stock

     Our Articles of Incorporation authorize the issuance of 20,000,000 shares of preferred stock, $0.001 par value per share, the designation and rights of which are to be determined by our Board of Directors. None of the shares of Preferred Stock are issued and outstanding.

     Our Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. We consider it desirable to have preferred stock available to provide increased flexibility in structuring possible future acquisitions and financings and in meeting corporate needs which may arise. If opportunities arise that would make desirable the issuance of preferred stock through either public offering or private placements, the provisions for preferred stock in our Articles of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the Common Stock which would result in dilution of the income per share and net book value of the Common Stock. Issuance of additional Common Stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the Common Stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance. Therefore, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to our Common Stock or any other series of preferred stock which we may issue. Our Board of Directors may issue additional preferred stock in future financings, but has no current plans to do so at this time.

     The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

     We intend to furnish holders of our common stock annual reports containing audited financial statements and to make public quarterly reports containing unaudited financial information.


Transfer Agent

     The transfer agent for the Common Stock is United Stock
Transfer, Inc., 3615 South Huron, Suite 104, Englewood, CO  80110
and its telephone number is (303) 783-9055.

                         LEGAL MATTERS

     The legality of the Shares offered hereby will be passed upon for the company by The Law Office of L. Van Stillman, P.A., Delray Beach, FL 33483

                            EXPERTS

     The audited financial statements included in this Registration Statement as of May 31, 1999 and for the year ended May 31, 1999 has been audited by Wieseneck, Andres, & Company, P.A., independent certified public accountant to the extent and for the periods set forth in their report thereon and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The audited financial statements included in this Registration Statement for the year ended May 31, 1998 have been audited by Kane, Hoffman & Danner, P.A., independent certified public accountant, to the extent and for the periods set forth in their report thereon and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The audited financial statements for the year ended May 31, 1997 audited by Leon P. Wilde, CPA, Inc., independent certified public accountant, to the extent and for the periods set forth in their report thereon and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                        INDEMNIFICATION

     We have adopted provisions in our articles of incorporation and bylaws that limit the liability of our directors and provide for indemnification of our directors and officers to the full extent permitted under the corporate law of the State of Florida.
 Under our articles of incorporation, and as permitted under the corporate law of the State of Florida, directors are not liable to Phoenix or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to Phoenix or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived an improper personal benefit or liability for the payment of a dividend in violation of Florida law. Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve Phoenix or its directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or recision.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of ours where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Phoenix in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

            PHOENIX INTERNATIONAL INDUSTRIES, INC.

                             INDEX

                     FINANCIAL INFORMATION



     FINANCIAL STATEMENTS:

INDEPENDENT AUDITORS' REPORT - MAY 31, 1999                          F-1

INDEPENDENT AUDITORS' REPORT - MAY 31, 1998                          F-2

INDEPENDENT AUDITORS' REPORT - MAY 31, 1997                          F-3

CONSOLIDATED BALANCE SHEET AS OF MAY 31, 1999,
  1998 and February 29, 2000                                         F-4

CONSOLIDATED STATEMENTS OF OPERATIONS FOR
  THE YEARS ENDED MAY 31, 1999, 1998 AND 1997                        F-6

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
   FOR THE YEARS ENDED MAY 31, 1999, 1998 AND 1997
   AND FOR THE NINE MONTHS ENDED FEBRUARY 29, 2000                   F-7

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
  THE YEARS ENDED MAY 31, 1999 AND 1998                              F-8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                       F-10



INDEPENDENT AUDITOR'S REPORT - MAY 31, 2000 AND 1999                 F-20

CONSOLIDATED BALANCE SHEETS AS OF MAY 31, 2000
  AND 1999                                                           F-21

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS
  ENDED MAY 31, 2000 AND 1999                                        F-23

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT FOR
  THE YEARS ENDED MAY 31, 2000 AND 1999                              F-24

CONSOLILDATED STATEMENTS OF CASH FLOWS FOR THE YEARS
  ENDED MAY 31, 2000 AND 1999                                        F-26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                       F-27

                  WIESENECK, ANDRES & COMPANY, P.A.
                    CERTIFIED PUBLIC ACCOUNTANTS
                   772 U.S. HIGHWAY 1, SUITE 200
                  NORTH PALM BEACH, FLORIDA 33408
                          (561) 626-0400

Thomas B. Andres, C.P.A.*, C.V.A.                         FAX: (561) 626-3453
Paul M. Wieseneck, C.P.A.
*Regulated by the State of Florida


                    INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Phoenix International Industries, Inc.
West Palm Beach, Florida

We have audited the accompanying consolidated balance sheet of Phoenix International Industries, Inc. and subsidiaries as of May 31, 1999 and the related consolidated statements of operations, stockholders' deficit, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of May 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the consolidated financial statements, the Company has accumulated losses of approximately $6,200,000 as of May 31, 1999, has insufficient working capital and, in connection with its proposed acquisition (Note 13), will continue to incur selling, general and administrative expenses. Realization of certain assets is dependent upon the Company's ability to meet its future financing requirements, the success of future operations and the continued funding of the parent Company's operations by its chief executive officer and sale of common stock. The conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described in Note 12. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/Wieseneck, Andres & Company, P.A.

WIESENECK, ANDRES & COMPANY, P.A.


January 5, 2000

                 INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Phoenix International Industries, Inc.
West Palm Beach, Florida

We have audited the accompanying consolidated balance sheet of Phoenix International Industries, Inc. and subsidiaries (the Company) as of May 31, 1998 and the related consolidated statements of operations, stockholders' deficiency, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 12 to the consolidated financial statements, the Company has accumulated losses of approximately $5,114,000 as of May 31, 1998, has a working capital deficency of approximately $23,000, will continue to incur operating expenses which may not be recoverable from future operations and is dependent upon the continued funding of the Company's operations by its chief executive officer. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described in Note 12. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/Kane, Hoffman & Danner, P.A.


KANE, HOFFMAN & DANNER, P.A.
Certified Public Accountants
Miami, Florida
December 23, 1998

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Phoenix International Industries,
Inc.

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Phoenix International Industries, Inc. and its subsidiaries at May 31, 1997, and the results of their operations and their cash flows for the year ended May 31, 1997, in conformity with generally accepted accounting principles.
These financial statements are the responsibility of the Company's management: our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/Leon P. Wilde

LEON P. WILDE, CPA, INC.

Lake Worth, FL
February 1, 1998

               PHOENIX INTERNATIONAL INDUSTRIES, INC.
                    CONSOLIDATED BALANCE SHEETS
         May 31, 1999, May 31, 1998 and February 29, 2000


                      ASSETS
                                                     May 31, 1999    May 31, 1998    February 29, 2000
                                                    (000s omitted)  (000s omitted)     (000s omitted)
CURRENT ASSETS
   Cash                                                  $128            $3             $89
   Refundable deposit                                     200            --              --
   Accounts receivable, net of allowance for
      doubtful accounts of $8,000 and 12,000                             44             273
   Loans receivable                                        21            --              --
   Other current assets                                     8             4             640
                                                     --------       -------         -------
      TOTAL CURRENT ASSETS                                357            51           1,002
                                                     --------       -------         -------
PROPERTY AND EQUIPMENT
   Property and equipment, net of
      accumulated depreciation                             13            20             642
                                                     --------       -------         -------
OTHER ASSETS
   Goodwill, net                                           84           189              --
   Net investment in subsidiary under contract
     for sale                                                           267              --
   Other assets                                             2            --              --
                                                     --------       -------         -------
      TOTAL OTHER ASSETS                                   86           457             642
                                                     --------       -------         -------
        TOTAL ASSETS                                     $456           528           1,644
                                                     ========       =======         =======



The accompanying notes are an integral part of these consolidated financial statements.

              PHOENIX INTERNATIONAL INDUSTRIES, INC.
                  CONSOLIDATED BALANCE SHEETS
        May 31, 1999, May 31, 1998 and February 29, 2000



      LIABILITIES AND STOCKHOLDERS' DEFICIT
                                                     May 31, 1999    May 31, 1998    February 29, 2000
                                                    (000s omitted)  (000s omitted)     (000s omitted)

CURRENT LIABILITIES
   Accounts payable                                   $   110       $    69          $    870
   Accrued expenses                                         8             5
   Loan payable, related party                            536
   Accrued and other liabilities                                                          197
                                                     --------       -------           -------
      TOTAL CURRENT LIABILITIES                           654            74             1,067

Loan payable, related party                                             571             1,380
                                                     --------       -------           -------
TOTAL LIABILITIES                                         654           645             2,447

COMMITMENTS AND CONTINGENCIES                              --            --                --

STOCKHOLDERS' DEFICIT
   Preferred stock, $.001 par value: 5,000
      shares authorized: no shares outstanding             --            --                --
   Common stock, $.001 par value: 20,000,000
      shares authorized, 12,138,694 issued and
      outstanding at May 31, 1999; 8,622,028
      issued and outstanding at May 31, 1998
      and 18,593,847 issued and outstanding
      at February 29, 2000.                                12             9                18
   Additional paid-in-capital                           5,996         4,988             6,486
   Accumulated deficit                                 (6,206)       (5,114)           (7,307)
                                                     --------       -------           -------
    TOTAL STOCKHOLDERS' DEFICIT                          (198)         (117)             (803)

      TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT     $   456       $   528           $ 1,644
                                                      =======       =======           =======



The accompanying notes are an integral part of these consolidated financial statements.

                PHOENIX INTERNATIONAL INDUSTRIES, INC.
                 CONSOLIDATED STATEMENTS OF OPERATIONS
    For the years ended May 31, 1999, May 31, 1998 and May 31, 1997 and for the nine months ended February 29, 2000 and February 28, 1999


                                           May 31,1999     May 31, 1998    May 31, 1997    February 29, 2000   February 28, 1999
                                          (000s omitted)  (000s omitted)  (000s omitted)     (000s omitted)      (000s omitted)

REVENUES                                  $         0     $        175     $         0     $     1,266         $       54
                                          -----------     ------------     -----------     -----------         ----------

GROSS PROFIT                                        0              175               0           1,266                 54
                                          -----------     ------------     -----------     -----------         ----------

OPERATING EXPENSES
   Selling, general and administrative          1,093              726             443           2,302              1,214
   Depreciation and amortization                   44               31               0              --                 --
   Impairment of goodwill, HDX                     30               --              --              --                 --
                                          -----------     ------------     -----------     -----------         ----------
      TOTAL OPERATING EXPENSES                  1,167              757             443           2,302              1,214
                                          -----------     ------------     -----------     -----------         ----------

        OPERATING LOSS                         (1,167)            (582)           (443)         (1,036)            (1,160)
                                          -----------     ------------     -----------     -----------         ----------

OTHER INCOME AND EXPENSE
   Interest income                                  2               --               0              --                 --
   Interest expense                                --                0               0              --                 --
                                          -----------     ------------     -----------     -----------         ----------
LOSS BEFORE INCOME TAXES                       (1,165)            (582)              0              --                 --

PROVISION FOR INCOME TAXES                         --               --               0              --                 --
                                          -----------     ------------     -----------     -----------         ----------
(LOSS) FROM CONTINUING OPERATIONS              (1,165)            (582)              0          (1,036)            (1,160)

DISCONTINUED OPERATIONS
   Income (loss) from discontinued
     operations                                    73             (452)                            (65)                60
INCOME TAX BENEFIT                                                                                  --                 --
                                          -----------     ------------     -----------     -----------         ----------
NET LOSS                                  $    (1,092)    $     (1,034)    $      (443)    $    (1,101)        $   (1,100)
                                          ===========     ============     ===========     ===========         ==========
LOSS PER SHARE

   Loss from continuing operations        $     (0.11)    $      (0.07)    $     (0.15)    $     (0.07)        $    (0.13)
                                          ===========     ============     ===========     ===========         ==========

   Net loss                               $     (0.11)    $      (0.13)    $     (0.15)    $     (0.08)        $    (0.13)
                                          ===========     ============     ===========     ===========         ==========
   Weighted average common shares              10,210            8,139           2,908          13,979              8,833
                                          ===========     ============     ===========     ===========         ==========



The accompanying notes are an integral part of these consolidated financial statements.

                PHOENIX INTERNATIONAL INDUSTRIES, INC.
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
  For the years ended May 31, 1999, May 31, 1998 and May 31, 1997 and for the nine months ended February 29, 2000

                                  COMMON STOCK
                                  ------------
                                                       ADDITIONAL
                            Number of                   PAID IN       ACCUMULATED     STOCKHOLDERS'
                             Shares      PAR VALUE      CAPITAL         DEFICIT        DEFICIENCY
                           -----------   ---------     ----------     -----------     ------------

BALANCE, May 31, 1996       13,320,420   $ 133,204     $3,160,000     $(2,715,000)    $ 578,204
Prior Period Adjustment                                                  (922,000)     (922,000)
Reverse Split 1:15 on
  September 5, 1996        (12,432,392)

Change in Par Value on
  October 2, 1996                         (132,316)       132,316

Issuance of Common Stock     4,072,000       4,072        400,684                       404,756
  (Cumulative)

Less:  Stock Subscriptions
           Receivable                                     (23,000)                      (23,000)

Net income (loss)                                                        (443,014)     (443,014)
                           -----------   ---------     ----------     -----------     ---------

BALANCE, MAY 31, 1997        4,960,028   $  4,960      $3,670,000     $(4,080,014)     (405,054)
Acquisition of ITC           1,500,000      1,500         320,375              --       321,875
Acquisition of HDX             500,000        500         151,286              --       151,786
Acquisition of Mic Mac         250,000        250          54,983              --        55,233
Issuance of stock for
   consulting services         692,000        692         137,121              --       137,813
Issuance of stock as a
   reduction of loan
   payable to chief
   executive officer (CEO)     720,000        720          71,280              --        72,000
Capitalization of accrued
   wages to CEO                     --         --         583,000              --       583,000
Net Loss                            --         --              --      (1,033,932)   (1,033,932)
                           -----------   ---------     ----------     -----------     ---------

BALANCE, MAY 31, 1998        8,622,028       8,622      4,988,045      (5,113,946)     (117,279)
Cancellation of ITC         (1,413,000)     (1,413)      (301,789)             --      (303,202)
Rescission of restricted
   stock                      (230,334)       (230)            92              --          (138)
Issuance of stock for
   services rendered            60,000          60         33,191              --        33,251
Issuance of stock to CEO
   in lieu of compensation   2,400,000       2,400        297,600              --       300,000
Issuance of stock to
   officer in lieu of
   compensation                250,000         250         31,000              --        31,250
Sale of stock                2,400,000       2,400        947,957              --       950,357
Issuance of stock to TCCF       50,000          50            (50)             --            --
Net Loss                            --          --             --      (1,091,986)   (1,091,986)
                           -----------   ---------     ----------     -----------    - ---------

BALANCE, MAY 31, 1999       12,138,694   $  12,139     $5,996,046     $(6,205,932)   $ (197,747)

Shares issued                6,455,150       6,455        490,308 --      496,763

Net Loss                            --          --             --      (1,101,352)   (1,101,352)
                           -----------   ---------     ----------     -----------    ----------

BALANCE, FEBRUARY 29, 2000  18,593,847      18,594      6,486,354     $(7,307,284)   $ (802,336)
                           ===========   =========     ==========     ===========    ==========



The accompanying notes are an integral part of these consolidated financial statements.

                 PHOENIX INTERNATIONAL INDUSTRIES, INC.
                 CONSOLIDATED STATEMENTS OF CASH FLOWS
   For the years ended May 31, 1999, May 31, 1998 and May 31, 1997 and for the nine months ended February 29, 2000 and February 28, 1999


                                            May 31,1999     May 31, 1998    May 31, 1997    February 29, 2000   February 28, 1999
                                           (000s omitted)  (000s omitted)  (000s omitted)     (000s omitted)      (000s omitted)


CASH FLOWS FROM OPERATING ACTIVITIES
  NET LOSS                                 $    (1,091)     $   (1,033)    $     (443)
   Adjustments to reconcile net loss to
   net cash used in operating activities
     Add items not requiring outlay of
      cash:
       Depreciation and amortization                44              64              2
       Loss from partial impairment of
         goodwill, HDX                              30              --
       Expenses paid by issuing common
         stock                                     364             138
       Retirement of assets                          4              --
       Provision for bad debts                      --              32
       Charge for stock issued and not
         returned                                   --              21
       Other                                        (3)            (25)
     Cash was provided by
       Decrease in accounts receivable
         - net                                      44              --              3
       Decrease (Increase) in notes
         receivable                                 --              --             --
       Increase (Decrease) in accounts
         payable                                    41              63            (37)
       Increase in other accrued
         liabilities                                 3             256            250
       Increase (Decrease in notes
          payable
     Cash was used in
       Increase in accounts receivable
          - net                                     --             (50)
       Increase in refundable deposit             (200)             --
       Increase in other current assets             (5)             --
       Increase in other assets                     (2)             (3)
       Increase in loans receivable                (20)             --
       Net current liabilities of
         acquired companies                         --               3
                                           -----------      ----------     ----------
         NET CASH USED IN OPERATING
         ACTIVITIES                               (791)           (534)          (225)          (1,479)             (1,115)
                                           -----------      ----------     ----------       ----------          ----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Disposition of property and equipment           --               --            (12)
   Acquisition of property and equipment                                                           (11)                 (2)
                                           -----------      ----------     ----------       ----------          ----------
NET CASH (USED BY) INVESTING ACTIVITIES                                           (12)             (11)                 (2)

CASH FLOWS FROM FINANCING ACTIVITIES
   Repayment of loans from related party           (34)             --           (144)             (14)                (23)
   Proceeds from loan payable - related
     party                                          --             537             --              786                  --
   Proceeds from sale of common stock              950              --
      Issuance of common stock                                                    405              496               1,357
   Less:  Stock subscriptions receivable                                          (23)              --                  --
   Proceeds from new borrowings                                                                    194                  --
   Other loans paid                                                                                (11)                 --
                                           -----------      ----------     ----------       ----------          ----------
      NET CASH PROVIDED BY FINANCING
      ACTIVITIES                                   916             537            238            1,451               1,334
                                           -----------      ----------     ----------       ----------          ----------
NET INCREASE (DECREASE) IN CASH                    125               3              1              (39)                217
CASH AT BEGINNING OF YEAR                            3               0              0              128                   1
                                           -----------      ----------     ----------       ----------          ----------
CASH AT END OF YEAR                        $       128      $        3     $        1               89                 218
                                           ===========      ==========     ==========       ==========          ==========



The accompanying notes are an integral part of these consolidated financial statements.

                 PHOENIX INTERNATIONAL INDUSTRIES, INC.
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                 For the years ended May 31, 1999 and 1998

                                                                       1999               1998
                                                                   	---------	          ---------
SUPPLEMENTAL DISCLOSURES

NONCASH TRANSACTION

   Issuance of common stock for consulting services                     $  32,001       $ 137,817
   Issuance of common stock for professional services rendered              1,250              --
   Issuance of common stock in lieu of officers compensation              331,250              --
   Rescind issuance of common stock for the purchase of ITC              (303,202)             --
   Issuance of common stock of TCCF                                             1              --
   Accrued liabilities converted to equity                                     --         583,000
   Loan payable converted to equity                                            --          72,000
   Stock issued to acquire assets                                              --         526,647

CASH RECEIVED AND PAID DURING THE YEAR FOR:
   Interest income                                                          2,044              --
   Interest expense                                                            --              96
   Income taxes                                                                --              --



The accompanying notes are an integral part of these consolidated financial statements.

              PHOENIX INTERNATIONAL INDUSTRIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      May 31, 1999 and 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL
         MATTERS

ORGANIZATION

During the years ended May 31, 1999 and 1998, Phoenix International Industries, Inc. and subsidiaries (the Company) provided computer consulting, investment and certain telecommunication services through its wholly-owned subsidiaries HDX 9000, Inc. (HDX), Mic Mac Investments, Inc. (Mic Mac), and Intuitive Technology Consultants, Inc. (ITC) to entities located primarily in the southeastern United States. HDX, Mic Mac and ITC were acquired during the year ended May 31, 1998. On June 1, 1998, the Company disposed of ITC in a transaction accounted for as a rescission of the business combination ( see Note 2). During 1999, the Company discontinued its investment and telecommunication services of Mic Mac (see Note 2) and also discontinued substantially all of its computer consulting operations of HDX (see Note 3).

The Company acquired 100% of the outstanding stock of Cambridge Holdings, LLC. (Cambridge) and Merrimac Shipping Limited (Merrimac) on December 26, 1998. Cambridge and Merrimac collectively owned 100% of the stock of Cambridge Gas and Transport Company (CGTC). CGTC was formed in 1997 for the purpose of building and operating a fleet of five state-of-the-art 22,000 cubic meter semi-refrigerated ethylene-capable gas carriers. This transaction was rescinded in the current period (see Note 4).

CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue is generally recognized when services are performed.

GOODWILL

Goodwill represents the excess of the purchase price over the fair values of the net assets and liabilities acquired resulting from business combinations and is being amortized on a straight-line basis over five to ten years. The Company periodically reviews the value of its goodwill to determine if an impairment has occurred. The Company measures the potential impairment of recorded goodwill by the undiscounted cash flows method.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. The Company provides for depreciation over the estimated useful lives of the related assets, which range from three to seven years, primarily using the straight-line method.

LOANS RECEIVABLE

The loans receivable at May 31, 1999 are noncollateralized, noninterest bearing and are due on demand. Included is a $15,000 loan to an officer.

              PHOENIX INTERNATIONAL INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    May 31, 1999 and 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL
         MATTERS (CONTINUED)

INCOME TAXES

The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established accordingly.

EARNINGS (LOSS) PER SHARE

In March 1997, the FASB issued SFAS No. 128, "Earnings per Share." This Statement was effective for interim and fiscal periods ending after December 15, 1997. This Statement requires the presentation of (1) diluted earnings per share, whose calculations includes not only average outstanding common share but also the impact of dilutive potential common shares such as outstanding common stock options; and (2) basic earnings per share which includes the effect of outstanding common shares but excludes dilutive potential common shares. There are no outstanding stock options.

The weighted average common shares outstanding during the years ended May 31, 1999 and 1998 were 10,209,834 and 8,138,702, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of accounts receivable, accounts payable, accrued expenses and loan payable to related party approximate fair value because of the short maturity of these items.

CONCENTRATIONS OF CREDIT RISK

The Company has concentrated its credit risk for cash by maintaining deposits in one bank in excess of FDIC insured amounts of approximately $29,000.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable and refundable deposits. Management performs regular evaluations concerning the ability of its customers to satisfy their obligations and records a provision for doubtful accounts based upon these evaluations.

NOTE 2 - DISCONTINUED OPERATIONS

ITC

On June 2, 1997, the Company acquired 100% of the outstanding stock of ITC by issuing 1,500,000 shares of restricted common stock valued at approximately $320,000. The Company determined the fair value of the net assets and liabilities acquired in connection with the acquisitions of ITC, using an 80% discount from the quoted market value. The acquisition has been accounted for using the purchase method of accounting, and accordingly the purchase price has been allocated to the assets purchased and liabilities assumed based on their fair values at the date of acquisition. The excess of the purchase price over the values of net assets acquired was approximately $329,000 and has been recorded as goodwill, which is being amortized on a straight-line basis over ten years. The operating results of ITC have been included in the accompanying financial statements from the date of acquisition as described below.

           PHOENIX INTERNATIONAL INDUSTRIES, INC.
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   May 31, 1999 and 1998

NOTE 2 - DISCONTINUED OPERATIONS (CONTINUED)

In the fourth quarter of the fiscal year ended May 31, 1998, the Company and the former owners of ITC agreed to rescind the transaction, effective June 1, 1998. Accordingly, for the year ended May 31, 1998, the Company has treated ITC's losses from operations as a loss from discontinued operations. Under the rescission agreement, the Company will receive approximately 1,400,000 shares of its stock in exchange for 100% of the stock of ITC and $350,000 as reimbursement for losses incurred by ITC and funding by the Company during fiscal 1998. At May 31, 1998 the investment and net liabilities of ITC are included in the balance sheet as "Net investment in subsidiary under contract for sale." This transaction is being accounted for in accordance with Accounting Principles Board Opinion No. 29, ACCOUNTING FOR NONMONETARY TRANSACTIONS. ITC had a loss of approximately $668,000 for the year ended May 31, 1998, however in connection with the rescission, the amount of loss recorded in the accompanying financial statements was limited to the Company's cash investment, $390,000, and the approximate value of 100,000 shares of the Company's stock not returned by ITC. On June 1, 1998, the investment and net liabilities of ITC was charged against equity and the 1,400,000 common shares will be retired. The $350,000 will be recorded in the period received as income from discontinued operations. As of December 15, 1999, $60,000 has been collected and the common shares have been received. The remaining 100,000 shares of the Company's stock issued at the time of the acquisition were retained by an employee of ITC and their value has been included in loss from discontinued operations for the year ended May 31, 1998.

Assets and Liabilities of ITC include (in thousands):


ASSETS                                    LIABILITIES
--------                                  -----------
Accounts receivable             $ 318     Bank overdraft         $   21
Other current assets               44     Accounts payable           64
Property and equipment, net       199     Accrued expenses          613
                                -----     Notes payable             537
                                                                 ------
                                $ 561                            $1,235
                                =====                            ======


Revenues for the year ended May 31, 1998 (in thousands):  $1,600

Included in accrued expenses of ITC is approximately $541,000 due to the Internal Revenue Service for unpaid and delinquent payroll taxes, including interest and penalties. Management does not believe that the Company will be liable for payment of these taxes because the Company has been indemnified by ITC for any such liability.

MIC MAC

The Company acquired 100% of the outstanding stock of Mic Mac on April 9, 1998 by issuing 250,000 shares of restricted common stock valued at $55,000. The Company determined the fair value of the net assets and liabilities acquired in connection with the acquisitions of Mic Mac using an 80% discount from the quoted market value. The acquisition has been accounted for using the purchase method of accounting, and accordingly the purchase price has been allocated to the assets purchased and liabilities assumed based on their fair values at the date of acquisition. The excess purchase price over the value of net assets acquired was $54,000 and has been recorded as goodwill, which is being amortized on a straight-line basis over five years. The Company ceased operating in the third quarter of 1999 and had a net loss from operations of approximately $2,000 and income from disposal of assets and discontinued operations of approximately $15,500. Mic Mac had no remaining assets or liabilities at May 31, 1999.

             PHOENIX INTERNATIONAL INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      May 31, 1999 and 1998

NOTE 3 - BUSINESS COMBINATIONS

The Company acquired 100% of the outstanding stock of HDX on July 21, 1997, by issuing 500,000 shares of restricted common stock valued at approximately $152,000. The Company determined the fair value of the net assets and liabilities acquired in connection with the acquisitions of HDX using an 80% discount from the quoted market value. The acquisition has been accounted for using the purchase method of accounting and accordingly the purchase price has been allocated to the assets purchased and liabilities assumed based on their fair market value at the date of acquisition. The excess of the purchase price over the values of net assets acquired was approximately $164,000 and has been recorded as goodwill, which is being amortized on a straight-line basis over five years. HDX is a system design company specializing in analyzing the effect of the year 2000 on a company's computer system. The operating results of HDX for the year ended May 31, 1999 and from the date of acquisition to May 31, 1998, which approximates a full year, have been included in the accompanying financial statements. HDX had no income and an operating loss of approximately $33,500 in the year ended May 31, 1999.

NOTE 4 - RESCISSION OF BUSINESS COMBINATION

In December, 1998 the Company signed an agreement to acquire 100% of the outstanding common stock of Cambridge Holdings, LLC., a Delaware limited liability company (Cambridge), and Merrimac Shipping Limited, a Liberian corporation (Merrimac) for two million shares of Phoenix and five million dollars. Cambridge and Merrimac owned 43.85% and 56.15% respectively, of Cambridge Gas and Transport Company (CGTC). The Company paid Cambridge and Merrimac $200,000 at closing. The exchange of stock between Cambridge and Merrimac and the Company did not take place, but the respective shares of all companies were held in trust by their respective attorneys. During the Company's fourth quarter and subsequent to the year-end, unspecified problems arose regarding the purchase of Cambridge and Merrimac. An agreement in principle to rescind the acquisition between Cambridge and Merrimac and the Company has been written. Cambridge and Merrimac subsequently sold 100% of their ownership interest in CGTC to another purchaser in August 1999. The Company is negotiating for the repayment of the $200,000 deposit paid at the closing. The $200,000 is reflected as a refundable deposit in the accompanying financial statements.

NOTE 5 - IMPAIRED LONG-LIVED ASSETS

The goodwill acquired from the purchase of HDX in 1998 was determined to be impaired in the current fiscal year. HDX has failed to generate the revenues that management had expected prior to their purchase and the opportunity to capitalize on computer consulting services relating to year 2000 have passed. Therefore, management has determined that approximately 25% ($30,000) of the remaining value of goodwill be charged to expense in the current period.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at May 31, 1999 and 1998:

                                                 1999        1998
                                                -------     -------
   Furniture, fixtures and equipment            $24,085     $40,664
   Less accumulated depreciation                10,740       20,754
                                                -------     -------
      Total                                     $13,345     $19,910
                                                =======     =======

                 PHOENIX INTERNATIONAL INDUSTRIES, INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          May 31, 1999 and 1998

NOTE 7 - LOAN PAYABLE - RELATED PARTY

Loan payable to related parties consisted of the following:

                                                 1999        1998
                                               ---------   --------
   Notes payable to shareholder
    and Chief Executive Officer,
    non interest bearing, noncollateralized
    and due on demand                          $ 536,292   $ 570,955
                                               =========   =========

In June 1997, 720,000 shares of the Company's stock were issued to non-related persons as a reduction of the loan payable to chief executive officer.

NOTE 8 - ACCRUED COMPENSATION

During 1999, the Company issued 2,650,000 shares of restricted common stock with a fair value of $331,250 to the officers of the corporation as compensation for their services. The Company used a 75% discount from quoted market value of the Company's stock to determine the fair value for compensation to officers and for consulting and professional services rendered. Such amounts have been credited to additional paid in capital at May 31, 1999.

During 1998, the Company accrued approximately $250,000 for compensation to the chief executive officer (CEO). At May 31, 1998, the CEO waived his rights to receive the 1998 accrued compensation plus $333,000 of compensation from prior to 1998. Such amounts have been credited to additional paid in capital at May 31, 1998.

NOTE 9 - INCOME TAXES

Deferred income taxes are provided for temporary differences between the financial reporting and income tax basis of the Company's assets and liabilities. Temporary differences, net operating loss carry forwards and valuation allowances comprising the net deferred taxes on the balance sheets are as follows:

                                             May 31, 1999     May 31, 1998
                                             -----------      ------------
                                                (000)            (000)

    Loss carry forward for tax purposes         $ 2,320         $ 1,560
                                                =======         =======

    Deferred tax asset (34%)                    $   789         $   530
    Valuation allowance                            (789)           (530)
                                                -------         -------
    Net deferred tax asset                      $    --         $    --
                                                =======         =======

At May 31, 1999, the Company had federal income tax net operating loss carry forward of approximately $2,320,000, which will expire through the year 2019.

              PHOENIX INTERNATIONAL INDUSTRIES, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       May 31, 1999 and 1998

NOTE 9 - INCOME TAXES (CONTINUED)

         Year of Expiration          Amount
         ------------------         --------
                2009                $ 43,000
                2010                 308,000
                2011                 166,000
                2012                 193,000
                2013                 850,000
                2019                 760,000

In addition, the Company is reviewing its ability to utilize certain net operating losses prior to the Company's emergence from bankruptcy in 1994. These losses have not been reflected in arriving at the net operating loss carry forwards in the calculation of the deferred tax assets.

As disclosed in Note 8 the Company has incurred compensation to its chief executive and chief operating officers. Generally, until the restricted common stock issued in lieu of compensation becomes substantially vested in the employee, the company cannot claim a compensation deduction. Such compensation aggregating for 1999 is $331,250 and for 1998 is $543,000.

NOTE 10 - BUSINESS SEGMENTS

The Company's reportable segments are strategic business units that offer different products or services. The Company has three reportable segments: computer consulting, investment and telecommunications services, and acquisition services. The accounting of the segments is the same as those described in the summary of significant accounting policies. There have been no intersegment sales or transfers.

The following is a summary of segment activity:

                                                INVESTMENT
                                 COMPUTER        SERVICES        ACQUISTION
                                CONSULTING     (DISCONTINUED)     SERVICES            TOTALS
                                ----------     --------------    ----------         ----------
MAY 31, 1999
Revenues                        $       30     $    54,109       $        --        $    54,139
Interest income                         --              --             2,044              2,044
Interest expense                        --              92                --                 92
Depreciation and amortization           --              --            74,429             74,429

Segment profit (loss), and         (33,546)             --        (1,131,857)
    income from discontinued
      operations                        --          13,417            60,000         (1,091,986)

Segment assets                       4,434              --           451,730            456,164

MAY 31, 1998
Revenues                           160,039          15,634                --            175,673
Interest expense                        --              96                --                 96
Depreciation and amortization           --              --            63,815             63,815

Segment profit (loss), and          27,383         (14,770)         (626,962)
  loss from discontinued
    operations                          --              --          (419,583)        (1,033,932)

Segment assets                      46,128          16,085           465,215            527,428


             PHOENIX INTERNATIONAL INDUSTRIES, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   May 31, 1999 and 1998

NOTE 11 - COMMITMENTS AND CONTINGENCIES

The Company leases its principal business location from a related party, the spouse of the chief executive officer. The lease, which provides for annual rental of approximately $40,000, expires in September, 2001. HDX shares the space. No rent is being charged to HDX. Rent expense for the years ended May 31, 1999 and 1998 was $42,400 and $41,320, respectively.

The Company is obligated for the lease of an automobile for 36 months with monthly payments of $508. The lease expires in December 2001.

A suit has been filed against the Company for nonpayment of occupancy lease payments for a facility that was vacated by the Company in November 1995. The outcome of the litigation is not determinable at this time.

NOTE 12 - GOING CONCERN

The financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company has incurred losses in the last two years aggregating approximately $2,100,000 and, as of May 31, 1999, has a deficit of approximately $6,200,000 and insufficient working capital. During these two years, the Company has made several acquisitions, two of which have been rescinded. In connection therewith, it has incurred significant selling, general and administrative expenses which have been funded by loans from the Company's chief executive officer and selling of common stock in the United States and in foreign markets. Theses conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company believes that these acquisitions will become profitable in the future and that, with its prospective acquisition described in Note 13, it will generate future cash flows and return to profitability, there can be no assurance that this will occur. Also, the Company believes it will be able to raise the funds necessary to complete the aforementioned acquisition in the foreign equity markets. In addition, the Company's chief executive officer has committed to continue to provide working capital to fund the selling, general and administrative expenses of the parent company.

NOTE 13 - SUBSEQUENT EVENTS

The Company acquired the common stock of the Telephone Company of Central Florida, Inc. (TCCF), a reorganized debtor, in June 1999. TCCF was incorporated in the State of Florida in December 1995 for the purpose of purchasing wholesale long distance and local telecommunication services and to resell these services throughout the United States. TCCF is also a provider of telecommunication services to the debit card (prepaid telephone card) industry. TCCF filed a petition for relief under Chapter 11 of the Bankruptcy code on May 26, 1998. On December 17, 1998, the Company issued a letter of intent to TCCF setting forth the terms and conditions under which it is willing to acquire 100% of the issued and outstanding common voting stock of TCCF as a reorganized debtor. The terms and conditions of the purchase and reorganization plan are as follows:

   1. All administrative claims and expenses, not to exceed $570,000, will be paid in full within ten days of the effective date.

   2.       Priority claims and taxes, not to exceed
$300,000. will be paid in $25,000 installments starting within ten days of the effective date over a period of six years with interest payable at 8%.

   3. A deposit of $500,000 will be made into a creditor trust fund. The initial deposit of $100,000 to the trust fund will be made at the Confirmation Order and the balance will be deposited in four consecutive semi-annual installments of $100,000.

             PHOENIX INTERNATIONAL INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    May 31, 1999 and 1998

NOTE 13 - SUBSEQUENT EVENTS (CONTINUED)

The effective date of the closing is ten days after the Order of Confirmation is issued by the Bankruptcy court. The Order of Confirmation was issued on June 9, 1999 and TCCF began operating as a reorganized debtor on that date. The Company acquired TCCF within ten days of the Confirmation Order.

The following is a condensed balance sheet of TCCF at May 31, 1999, a condensed proforma balance sheet of TCCF at June 9, 1999 assuming fresh-start accounting and a condensed consolidated proforma balance sheet of Phoenix and TCCF at June 9, 1999 assuming fresh-start accounting. The $695,000 increase in cash represents the initial deposit of cash by Phoenix in accordance with the terms of the purchase agreement described in numbers 1, 2 and 3 above. The remaining amounts due from Phoenix to TCCF in the form of a stock subscription receivable, $675,000, are reflected at net in stockholders' equity. Intercompany receivable, payables and investment in subsidiary have been eliminated in the condensed consolidated proforma balance sheet.


                                                                               PROFORMA
                                                                    ------------------------------
                                                                           TCCF       CONSOLIDATED
                                                                    FRESH-START         PHOENIX
                                                          TCCF      REPORTING           AND TCCF
                                                  MAY 31, 1999      (UNAUDITED)        (UNAUITED)
                                                  -----------       -----------       ------------
Cash                                              $       250       $   695,250       $   822,967
Receivables                                           479,237           479,237           718,536
Property and equipment, net                           334,527           600,000           610,334
Other assets                                          104,648           104,648           115,024
Goodwill, net                                              --                --            51,350
Reorganization value in excess of
    amounts allocable to identifiable assets               --           447,223           447,223
                                                   ----------       -----------       -----------
    Total Assets                                   $   918,662      $ 2,326,358       $ 2,765,434
                                                   ===========      ===========       ===========

Accounts payable                                   $   790,776      $   790,776       $ 1,388,395
Other liabilities                                      340,582          340,582           340,582
Notes payable stockholder                                   --               --           533,312
Liabilities subject to compromise                    1,338,668          500,000                --
                                                   -----------      -----------       -----------
    Total Liabilities                                2,470,026        1,631,358         2,262,289
                                                   ===========      ===========       ===========

Common stock                                                --               --            12,139
Paid in capital                                             --          695,000         8,185,884
Retained deficit                                    (1,551,364)              --        (7,694,878)
                                                   -----------      -----------       -----------
    Total Liabilities and Stockholder's Deficit    $   918,662      $ 2,326,358       $ 2,765,434
                                                   ===========      ===========       ===========



The Company issued 50,000 shares of common stock to TCCF as a good faith deposit.

NOTE 14 - SIGNIFICANT FOURTH QUARTER ADJUSTMENTS

During the fourth quarter of the year ended May 31, 1999, the Company recorded an adjustment to record the compensation element of $364,501 relating to stock issued for services.

During the fourth quarter of the year ended May 31, 1998, the Company recorded an adjustment to record the compensation element of $137,000 relating to stock issued for services.

                  PHOENIX INTERNATIONAL INDUSTRIES, INC.

                    CONSOLIDATED FINANCIAL STATEMENTS

                              MAY 31, 2000

                     WIESENECK, ANDRES & COMPANY, P.A.
                       Certified Public Accountants
                      772 U.S. HIGHWAY 1, SUITE 200
                     NORTH PALM BEACH, FLORIDA  33408
                             (561) 626-0400

THOMAS B. ANDRES, C.P.A.*, C.V.A.                          FAX (561) 626-3453
PAUL M. WIESENECK, C.P.A.
*Regulated by the State of Florida







                      INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Phoenix International Industries, Inc.
West Palm Beach, Florida

We have audited the accompanying consolidated balance sheet of Phoenix International Industries, Inc. and subsidiaries as of May 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of May 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 15 to the consolidated financial statements, the Company has accumulated losses of approximately $9,300,000 as of May 31, 2000, has insufficient working capital and will continue to incur selling, general and administrative expenses. Realization of certain assets is dependent upon the Company's ability to meet its future financing requirements, the success of future operations and the continued funding of the parent Company's operations by its chief executive officer and sale of common stock. The conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described in
Note 15. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




     /s/Wieseneck, Andres & Company, P.A.

August 11, 2000

PHOENIX INTERNATIONAL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
May 31, 2000


CAPTION>


                             ASSETS
                                                      2000          1999
                                                  -----------    -----------

Current Assets
  Cash                                            $    46,905     $  127,776
  Accounts receivable net of allowance for
    doubtful accounts of $5,000.                      331,654           -
  Refundable deposit                                  110,000        200,000
  Loans receivable                                     15,000         20,526
  Other current assets                                 61,765          8,000
                                                  -----------    -----------
                Total Current Assets                  565,324        356,302
                                                  -----------    -----------

Property and Equipment
  Property and equipment, net of $91,792
  and $5,906 accumulated depreciation                 624,807         13,345
                                                  -----------    -----------
Other Assets
  Reorganization value in excess of amounts
    allocable to identifiable assets                  678,351           -
  Goodwill, net of $60,195 accumulated
    amortization                                         -            84,141
  Other assets                                          8,929          2,376
                                                  -----------    -----------
                Total Other Assets                    687,280         86,517
                                                  -----------    -----------
                   Total Assets                   $ 1,877,411    $   456,164
                                                  ===========    ===========



The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX INTERNATIONAL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
May 31, 2000


CAPTION>

        LIABILITIES AND STOCKHOLDERS' DEFICIT

                                                     2000          1999
                                                  -----------    -----------

Current Liabilities
  Accounts payable                                    976,979     $  110,119
  Accrued expenses                                     80,711          7,500
  Loans payable                                       611,199           -
  Notes payable - current portion                     250,000           -
                                                  -----------    -----------
      Total Current Liabilities                     1,918,889        117,619
                                                  -----------    -----------
Long-Term Debt
  Long-term debt - net                              1,170,820           -
  Loan payable stockholder                            558,820        536,292
                                                  -----------    -----------
      Net Long-Term Debt                            1,729,640        536,292
                                                  -----------    -----------

Commitments and Contingencies

Stockholders' Deficit
  Preferred stock, $.001 par value: 5,000
    shares authorized: no shares outstanding
  Common stock, $.001 par value: 20,000,000
    shares authorized 19,353,847. Issued and
    outstanding                                        19,354         12,139
  Additional paid-in-capital                        7,543,466      5,996,046
  Accumulated deficit                              (9,333,938)    (6,205,932)
                                                  -----------    -----------
      Total Stockholders' Deficit                  (1,771,118)      (197,747)
                                                  -----------    -----------
           Total Liabilities and
             Stockholders' Deficit                $ 1,877,411    $   (80,128)
                                                  ===========    ===========






The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX INTERNATIONAL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended May 31, 2000 and 1999

                                                     2000          1999
                                                  -----------    -----------

Revenues                                          $ 1,748,220     $       30

Cost of Sales                                       1,641,892           -
                                                  -----------    -----------
Gross Profit                                          106,328             30
                                                  -----------    -----------
Operating Expenses
  Selling, general and administrative               2,268,997      1,093,048
  Loan Facility Fees                                  678,000           -
  Depreciation and amortization                        87,141         44,429
  Write off of, and impairment of
    goodwill, HDX                                      65,594         30,000
                                                  -----------    -----------
      Total Operating Expenses                      3,099,732      1,167,477
                                                  -----------    -----------
      Operating Loss                               (2,993,404)    (1,167,447)
                                                  -----------    -----------

Other Income and Expense
  Interest income                                      20,000          2,044
  Interest expense                                   (154,602)          -
                                                  -----------    -----------

Loss Before Income Taxes                           (3,128,006)    (1,165,403)

Provision For Income Taxes                               -              -
                                                  -----------    -----------
Loss From Continuing Operations                    (3,128,006)    (1,165,403)
                                                  -----------    -----------

Discontinued Operations
  Income from discontinued operations                    -            73,417
                                                  -----------    -----------
Net Loss                                          $(3,128,006)   $(1,091,986)
                                                  ===========    ===========

Loss Per Share

  Loss from continuing operations                      $(0.18)        $(0.11)
                                                  ===========    ===========

  Net loss                                             $(0.18)        $(0.11)
                                                  ===========    ===========
  Weighted average common shares                   17,349,553     10,209,834
                                                  ===========    ===========



The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX INTERNATIONAL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
For the years ended May 31, 2000 and 1999

                                  COMMON STOCK
                                  ------------
                                                       ADDITIONAL
                            Number of                   PAID IN       ACCUMULATED     STOCKHOLDERS'
                             Shares      PAR VALUE      CAPITAL         DEFICIT        DEFICIENCY
                           -----------   ---------     ----------     -----------     ------------

Balance, May 31, 1998        8,622,028   $   8,622     $4,988,045     $(5,113,946)    $  (117,279)
Cancellation of ITC         (1,413,000)     (1,413)      (301,789)           -           (303,202)
Rescission of restricted
  stock                       (230,334)       (230)            92            -               (138)
Issuance of stock for
  services rendered             60,000          60         33,191            -             33,251
Issuance of stock to CEO
  in lieu of compensation    2,400,000       2,400        297,600            -            300,000
Issuance of stock to
  officer in lieu of
  compensation                 250,000         250         31,000            -             31,250
Sale of stock                2,400,000       2,400        947,957            -            950,357
Issuance of stock to TCCF       50,000          50           (50)            -               -
Net Loss                          -           -              -         (1,091,986)     (1,091,986)
                           -----------   ---------     ----------     -----------     ------------
 Balance, May 31, 1999      12,138,694      12,139      5,996,046      (6,205,932)        (197,747)

Sale of common stock         2,565,153       2,565        778,820            -             781,385
Issuance of stock for
  services rendered            150,000         150         95,100                           95,250
Issuance of stock for
  loan facility fees         2,000,000       2,000        676,000                          678,000
Stock issued as
  collateral for note        3,000,000       3,000         (3,000)                            -
Recission of HDX
  stock                       (500,000)       (500)           500            -                -
Net Loss                                                               (3,128,006)      (3,128,006)
                           -----------   ---------     ----------     -----------     ------------
 Balance, May 31, 2000      19,353,847      19,354      7,543,466      (9,333,938)      (1,771,118)





The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX INTERNATIONAL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended May 31, 2000 and 1999


                                                            2000          1999
                                                        -----------    ------------
Cash Flows From Operating Activities
  Net Loss                                              $(3,128,006)    $(1,091,986)
    Adjustments to reconcile net loss to
      net cash used in operating activities
      Add items not requiring outlay of cash:
        Depreciation and amortization                        87,141          44,429
        Loss from write off and partial
          impairment of goodwill, HDX                        65,594          30,000
        Expenses paid by issuance of common stock           773,250         364,501
        Bad debts                                            48,850            -
        Loss on Sale of Assets                               13,951            -
        Other                                                  -              1,577
      Cash was provided by
        Decrease in accounts receivable - net                  -             44,251
        Decrease refundable deposit                         100,000            -
        Decrease in loan receivable                           5,526            -
        Increase in accounts payable                        976,979          41,255
        Increase in accrued liabilities                      73,211           2,612
      Cash was used in
        Increase in accounts receivable - net              (331,654)           -
        Increase in other current assets                       -             (4,697)
        Increase in refundable deposits                        -           (200,000)
        Increase in loans receivable                           -            (20,526)
        Increase in other assets                             (6,553)         (2,376)
                                                        -----------     -----------
            Net Cash Flows Used in Operating
            Activities                                   (1,321,711)       (790,960)
                                                        -----------    ------------
Cash Flows From Investing Activities
  Purchase of equipment                                     (10,555)           -
  Proceeds from sale of equipment                             4,000            -
                                                        -----------    ------------
            Net Cash Flows Used in Investing
            Activities                                       (6,555)           -

Cash Flows From Financing Activities
  Proceeds from sale of stock                               895,310         950,357
  Proceeds from notes payable                               628,000            -
  Proceeds from loans payable                               611,199            -
  Payments on notes to trustee                             (686,656)           -
  Repayment of loan to stockholder - net                    (35,722)        (34,663)
                                                        -----------    ------------
             Net Cash Flows Provided by
             Financial Activities                         1,412,131         915,694
                                                        -----------    ------------




The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX INTERNATIONAL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended May 31, 2000 and 1999



                                                            2000          1999
                                                        -----------    ------------

Net Increase(Decrease) in Cash                              (80,865)        124,734

Cash at Beginning of Year                                   127,770           3,042
                                                        -----------    ------------
Cash at End of Year                                     $    46,905    $    127,776

Supplemental Disclosures
------------------------

Noncash Transaction
  Issuance of common stock for services rendered        $    95,250    $     33,251
  Issuance of common stock in lieu of officers
    compensation                                               -            331,250
  Rescind issuance of common stock for the
    purchase of ITC                                            -           (303,202)
  Issuance of common stock of TCCF                             -                  1
  Issuance of common stock as collateralization
    of loan                                                       1            -
  Issuance of common stock as payment for loan
    "facility fees"                                         678,000            -

Cash Received and Paid During the Year for:
  Interest income                                            10,000           2,044
  Interest expense                                          (47,219)           -
  Income taxes                                                 -               -







The accompanying notes are an integral part of these consolidated financial statements.

PHOENIX INTERNATIONAL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2000 and 1999

NOTE 1 - Summary of Significant Accounting Policies and General
         Matters
         ------------------------------------------------------

Organization
------------

Phoenix International Industries, Inc., (the Company), and subsidiaries purchase wholesale long distance and local telecommunication services and resells these services to its customers throughout the United States. The Telephone Company of Central Florida (TCCF), a wholly owned subsidiary, was acquired during the year ended May 31, 2000 as a reorganized debtor to facilitate these activities.

The Officers of the Company and HDX mutually agreed on March 20, 2000 to exchange the stock and records of HDX for all shares of stock issued by the Company to HDX at its acquisition in July 1997.

During 1999, the Company discontinued its investment services provided by Mic Mac (see Note 3).

Consolidation
-------------

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
-------------------

Revenue is generally recognized when services are performed.

Goodwill
--------

Goodwill represents the excess of the purchase price over the fair values of the net assets and liabilities acquired resulting from business combinations and is being amortized on a straight-line basis over five to ten years. The Company periodically reviews the value of its goodwill to determine if an impairment has occurred. The Company measures the potential impairment of recorded goodwill by the undiscounted cash flows method.

Property and Equipment
----------------------

Property and equipment are stated at cost. The Company provides for depreciation over the estimated useful lives of the related assets, which range from five to twelve years, primarily using the straight-line method.

Income Taxes
------------

The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established accordingly.

PHOENIX INTERNATIONAL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2000 and 1999

NOTE 1 - Summary of Significant Accounting Policies and General
         Matters (continued)
         ------------------------------------------------------

Earnings (Loss) Per Share
-------------------------

In March 1997, the FASB issued SFAS No. 128, "Earnings per Share." This Statement was effective for interim and fiscal periods ending after December 15, 1997. This Statement requires the presentation of (1) diluted earnings per share, whose calculations includes not only average outstanding common share but also the impact of dilutive potential common shares such as outstanding common stock options; and (2) basic earnings per share which includes the effect of outstanding common shares but excludes dilutive potential common shares.

The weighted average common shares outstanding during the years ended May 31, 2000 and 1999 were 17,349,553 and 10,209,834 respectively.

Fair Value of Financial Instruments
-----------------------------------

The carrying amount of accounts receivable, accounts payable, accrued expenses and loan payable to related party approximate fair value because of the short maturity of these items.

Concentrations of Credit Risk
-----------------------------

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable and refundable deposits. Management performs regular evaluations concerning the ability of its customers to satisfy their obligations and records a provision for doubtful accounts based upon these evaluations.


NOTE 2 - Loans Receivable
         ----------------

At May 31, 2000 and 1999, loans receivable consisted of a $15,000. non-interest bearing and non-collateralized loan due on demand from an Officer and Stockholder of the Company.

At May 31, 1999, loans receivable consisted on two additional loans that were non-interest bearing, non-collateralized and are due on demand.


NOTE 3 - Discontinued Operations
         -----------------------

HDX
---

The Company acquired 100% of the outstanding stock of HDX on July 21, 1997, by issuing 500,000 shares of restricted common stock valued at approximately $152,000. The acquisition was accounted for using the purchase method of accounting and accordingly the purchase price was allocated to the assets purchased and liabilities assumed based on their fair values at the date of acquisition. The excess of the purchase price over the values of net assets acquired was approximately $164,000 and was recorded as goodwill and amortized on a straight-line basis over five years. HDX was a system design company specializing in analyzing the effect of the year 2000 on a company's computer system. The operating results of HDX for the year ended May 31, 1999, is included in continuing operations in the accompanying financial statements. On March 20, 2000, the Officers of both company's mutually agreed to exchange the stock and records of HDX for the 500,000 shares of Phoenix stock initially issued thereby rescinding this relationship. There was no income or expenses recorded for HDX for the year ending May 31, 2000. Approximately $65,000 of unamortized goodwill was charged to expense in the current year.

PHOENIX INTERNATIONAL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2000 and 1999

NOTE 3 - Discontinued Operations (continued)
         -----------------------------------

Mic Mac
-------

The Company acquired 100% of the outstanding stock of Mic Mac on April 9, 1998 by issuing 250,000 shares of restricted common stock valued at $55,000. The acquisition was accounted for using the purchase method of accounting and the purchase price was allocated to the assets purchased and liabilities assumed based on their fair values at the date of acquisition. The excess purchase price over the value of net assets acquired was $54,000 and was recorded as goodwill and amortized on a straight-line basis over five years. The Company ceased operating in the third quarter of the year ending May 31, 1999 and had a net loss from operations of approximately $2,000 and income from disposal of assets and discontinued operations of approximately $15,500. This income from the disposal was recognized in Discontinued Operations in May 31, 1999.


Note 4  - Allowance for Doubtful Accounts, Bad Debts
          ------------------------------------------

The Company established an allowance for doubtful accounts in the amount of $5,000 for the year ending May 31, 2000. The amounts charged to the allowance for doubtful accounts represents .3% (three tenths of 1%) of sales for the fiscal year ending May 31, 2000. Activity in the allowance for doubtful accounts and bad debt expense are summarized as follows:

                                                            Allowance
                                                           For Doubtful      Bad Debt
                                                             Accounts        Expense
                                                           ------------    -----------
     May 31, 2000 provision for doubtful accounts                 5,000    $     5,000
     Direct write off of account receivable                        -            43,850
                                                           ------------    -----------
                                                           $      5,000    $    48,850
                                                           ============    ===========



Note 5 - Other Current Assets
         --------------------

Other Current Assets at May 31, 2000 and 1999 consisted of the following:

                                             May 31,
                                      ----------------------
                                        2000          1999
                                      --------     ---------

     Deposit on equipment             $ 61,765     $    -
     Prepaid advertising costs            -            8,000
                                      --------     ---------
                                      $ 61,765     $   8,000
                                      ========     =========


NOTE 6 - Business Combinations


The Company acquired 100% of the issued and outstanding voting common stock of TCCF (a reorganized debtor) on July 27, 1999. The consideration and terms are as follows. All administrative claims and expenses are not to exceed $570,000. Priority claims and taxes, not exceeding $300,000 to be paid in $25,000 installments over a period of six years with interest payable at 8%. In addition, Phoenix will deposit a total of $500,000 into a creditor trust fund. The initial deposit of $100,000 to the trust fund was made at the

PHOENIX INTERNATIONAL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2000 and 1999


NOTE 6 - Business Combinations (continued)
         ---------------------------------

Confirmation Order and the balance will be deposited in four consecutive semi-annual installments of $100,000 (see Note 10).
The "effective date" of the closing is ten days after the Bankruptcy Court issues the Order of Confirmation.

The United States Bankruptcy Court issued the Order of Confirmation on June 9, 1999. The Bankruptcy Court reserved comprehensive and expansive jurisdiction to resolve any dispute and questions arising in connection with the plan and Confirmation Order. The court has jurisdiction over any remaining cases as discussed in Note 14.

The Company began operating as a Reorganized Debtor using Fresh Start Accounting in compliance with Accounting Statement of Position (SOP) 90-7 on July 28, 1999. Except as expressly provided in the Plan, the Confirmation Order shall discharge any and all debts or claims whatsoever and any prior equity interests in the Company. The assets of the Company were restated to properly reflect their reorganized value, the liabilities subject to compromise and those that are not subject to compromise are segregated and any prior stockholder's equity was eliminated.


NOTE 7 - Property and Equipment
         ----------------------

Property and equipment consists of the following at May 31, 2000 and 1999:


                                                   2000       1999
                                                ---------   ---------
   Computer Equipment                           $ 268,687   $
   Furniture, fixtures and equipment              147,913      24,085
   Software Development                           300,000        -
   Accumulated Depreciation                       (91,793)    (10,740)
                                                ---------   ---------
      Total                                     $ 624,807   $  13,345
                                                =========   =========


NOTE 8 - Loan Payable - Related Party
         ----------------------------

                                                     May 31,
                                                 2000        1999
                                               ---------   ---------
   Notes payable to shareholder
    and Chief Executive Officer,
    noncollateralized and due on
    demand.  Interest is accrued
    at the Applicable Federal Rate
    (AFR) of approximately 6.25%

    Principal                                  $ 536,574   $ 489,635
    Accrued Interest Payable                      58,246      46,657
                                               ---------   ---------
                                               $ 558,820   $ 536,292
                                               =========   =========

PHOENIX INTERNATIONAL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2000 and 1999

NOTE 9 - Accrued Compensation
         --------------------

During 1999, the Company issued 2,650,000 shares of restricted common stock with a fair value of $331,250 to the officers of the corporation as compensation for their services. The Company used a 75% discount from quoted market value of the Company's stock to determine the fair value for compensation to officers and for consulting and professional services rendered. Such amounts have been credited to additional paid in capital at May 31, 1999.


NOTE 10 - Notes Payable
          -------------

Notes payable at May 31, 2000 is as follows:

Two notes payable due to the creditor trust fund.
1) A $500,000, 8% non-collateralized note with
$100,000 payment due semi-annually starting July
26, 1999.  The proceeds from this note are for
paying the allowed general unsecured creditors
(pre-petition accounts payable). This note matures
July 26, 2001 and 2) A $300,000, 8% non-
collateralized note with semiannual payments of
$25,000 starting July 26, 1999.  The proceeds from
this note are for paying allowed priority tax
claims. This note matures July 26, 2005.                          $670,820

A 13% $750,000 note due July 21, 2000 with interest
payable quarterly.  The note was renewed, in
accordance with the terms of the note, for an
additional twelve months by giving written notice
prior to maturity.  The note is collateralized by
3,000,000 shares of the company's stock issued to the
lender in accordance to the terms of a pledge and
security agreement.  The lender has an option to
purchase the 3,000,000 pledged shares at any time for
a period of two years from the date of the pledge for
 .36c per share.  An additional 1,000,000 shares were
issued to the lender at inception of the loan as
payment for a "facility fee".                                      750,000
                                                                ----------
                                Total Long Term Debt             1,420,820
                                Less Current Portion               250,000
                                                                ----------
                                Net Long Term Debt              $1,170,820
                                                                ==========

NOTE 11 - Loans Payable
          -------------

At May 31, 2000, the company is obligated to the following loans payable:

Two non-interest bearing, non-collateralized loans
due on demand to current employees and stockholders
of the company.                                                 $ 103,722

A non-interest bearing, non-collateralized loan due
on demand to a related company of the Chief Executive
Officer.                                                          208,419

Two non-interest bearing, non-collateralized loans due
on demand.                                                        299,058
                                                                ---------
                             Total Loans Payable                $ 621,199
                                                                =========

NOTE 12 - Income Taxes
          ------------

Deferred income taxes are provided for temporary differences between the financial reporting and income tax basis of the Company's assets and liabilities. Temporary differences, net operating loss carry forwards and valuation allowances comprising the net deferred taxes on the balance sheets are as follows:

PHOENIX INTERNATIONAL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2000 and 1999

NOTE 12 - Income Taxes (continued)
          ------------------------

                                             May 31, 2000     May 31, 1999
                                             -----------      ------------
                                                (000)            (000)

    Loss carry forward for tax purposes         $ 5,448         $ 2,320
                                                =======         =======

    Deferred tax asset (34%)                    $ 1,852         $   789
    Valuation allowance                          (1,852)           (789)
                                                -------         -------
    Net deferred tax asset                      $   -           $   -
                                                =======         =======


At May 31, 2000, the Company had federal income tax net operating loss carry forward of approximately $5,420,000 which will expire through the year 2020.

         Year of Expiration            Amount
         ------------------         -----------
                2009                $    43,000
                2010                    308,000
                2011                    166,000
                2012                    193,000
                2013                    850,000
                2019                    760,000
                2020                  3,100,000


In addition, the Company is reviewing its ability to utilize certain net operating losses prior to the Company's emergence from bankruptcy in 1994. These losses have not been reflected in arriving at the net operating loss carry forwards in the calculation of the deferred tax assets.

As disclosed in Note 9, the Company has incurred compensation to its chief executive and chief operating officers. Generally, until the restricted common stock issued in lieu of compensation becomes substantially vested in the employee, the company cannot claim a compensation deduction. Such compensation aggregating for 2000 is $0 and for 1999 is $331,250.


NOTE 13 - Business Segments
          -----------------

The Company's reportable segments are strategic business units that offer different products or services. The Company has four reportable segments: computer consulting, investment, telecommunications services, and acquisition services. The accounting of the segments is the same as those described in the summary of significant accounting policies. There have been no intersegment sales or transfers.

The following is a summary of segment activity:

PHOENIX INTERNATIONAL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2000 and 1999

NOTE 13 - Business Segments (continued)
          -----------------------------

                                   COMPUTER        INVESTMENT
                                  CONSULTING        SERVICES       TELEPHONE     ACQUISTION
                                (DISCONTINUED)   (DISCONTINUED)     SERVICES      SERVICES        TOTALS
                                --------------   --------------    ----------    -----------    -----------
MAY 31, 1999
Revenues                        $         30     $    54,109       $       --    $        --    $    54,139
Interest income                           --              --               --          2,044          2,044
Interest expense                          --              92               --             --             92
Depreciation and amortization             --              --               --         74,429         74,429
Segment profit (loss)                     --              --               --     (1,131,857)
Income from discountinued
  operations                         (33,546)         13,417               --         60,000     (1,091,986)
Segment assets                         4,434              --               --        451,730        456,164

MAY 31, 2000
Revenues                        $         --     $        --       $ 1,748,218   $        --     $ 1,748,218
Interest income                           --              --            20,000            --          20,000
Interest expense                          --              --               643       153,959         154,602
Depreciation and amortization             --              --            84,557         2,584          87,141
Segment profit (loss)                     --              --        (1,693,295)   (1,434,711)     (3,128,006)
Segment assets                            --              --         1,695,790       181,621       1,877,411



NOTE 14 - Commitments and Contingencies
          -----------------------------

The Company leases its principal business location from a related party, the spouse of the chief executive officer. The lease, which provides for annual rental of approximately $40,000, expires in
September 2001.   Rent expense for the years ended May 31, 2000 and
1999 was $42,400 of which $17,667 was accrued in Year 2000.

The Company is obligated for the lease of an automobile for 36 months with monthly payments of $508. The lease expires in December 2001.

A suit has been filed against the Company for nonpayment of occupancy lease payments for a facility that was vacated by the Company in November 1995. The outcome of the litigation is not determinable at this time.

A suit has been filed by the Company in an attempt to recover past due promissory notes in excess of $290,000. The outcome of the litigation is not determinable at this time.

A suit has been filed against the Company involving breach of contract of an alleged consulting agreement. The outcome of the litigation is not determinable at this time.

A suit has been filed against the Company involving breach of contract by the Company regarding the transfer of stock to the previous owners of the Mic Mac Investments, a corporation that was purchased by the Company. The Company is currently entered into settlement negotiations.

NOTE 15 - Going Concern
          -------------

The financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company has incurred losses in the last two years aggregating approximately $4,200,000 and, as of May 31, 2000, has a deficit of approximately $9,300,000 and insufficient working capital.

PHOENIX INTERNATIONAL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2000 and 1999

NOTE 15 - Going Concern (continued)
          -------------------------

During these two years, the Company has made several acquisitions, two of which have been rescinded. In connection therewith, it has incurred significant selling, general and administrative expenses which have been funded by loans from the Company's chief executive officer and selling of common stock in the United States and in foreign markets. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company believes that its recent acquisitions will become profitable in the future and will generate future cash flows. However, there can be no assurance that this will occur. Also, the Company believes it will be able to raise the funds necessary to complete the aforementioned acquisition and provide temporary working capital in the U.S. and foreign equity markets. In addition, the Company's chief executive officer has committed to continue to provide working capital to fund the selling, general and administrative expenses of the parent company.


NOTE 16 - Subsequent Events
          -----------------

The Company entered into an "Agreement and Plan of Share Exchange" on July 28, 2000 to acquire Moye and Associates, Inc., (Moye), a Georgia Corporation. Moye provides Internet Service, specializing in DSL and web page design, to commercial/residential customers throughout the United States. Moye also provides computer sales and service throughout the State of Georgia. The agreement contemplates a tax free exchange of 600 shares of the Company's common stock for each outstanding share of common stock of Moye. Approximately 600,000 shares of the Company's common stock will be issued. The following is Moye's condensed unaudited statement of assets, liabilities and stockholder's equity - income tax basis - and statement of revenues, expenses and retained earnings - income tax basis - for the six months ended June 30, 2000:

                Statement of Assets, Liabilities
           and Stockholder's Equity - Income Tax Basis

                                                   June 30, 2000
                                                    (unaudited)
                                                   -------------

        Assets                                     $         --
                                                   =============
        Liabilities                                $      54,000
        Stockholder's Equity                             (54,000)
                                                   -------------
            Total Liabilities and
              Stockholder's Equity                 $          --
                                                   =============


                 Statement of Revenues, Expenses
            and Retained Earnings - Income Tax Basis

                                                   Six Months Ended
                                                     June 30, 2000
                                                   ----------------

        Revenues                                   $     176,000
        Cost of Sales                                     51,000
                                                   -------------
           Gross Profit                                  125,000
        Expenses                                        (130,000)
        Net Loss                                   $    (  5,000)
                                                   =============

    No dealer, salesman or
other person is authorized to
give any information or to make
any representations not
contained in this Prospectus in
connection with the offer made
hereby, and, if given or made,
such information or
representations must not be
relied upon as having been
authorized by Phoenix.  This
Prospectus does not constitute
an offer to sell or a
solicitation to an offer to buy
the securities offered hereby to
any person in any state or other
jurisdiction in which such offer
or solicitation would be
unlawful.  Neither the delivery
of this Prospectus nor any sale
made hereunder shall, under any
circumstances, create any
implication that the information
contained herein is correct as
of any time subsequent to the
date hereof.


---------------------------------

       	TABLE OF CONTENTS

                                 Page
                                 ----

Additional Information...........  3               PHOENIX INTERNATIONAL
Prospectus Summary...............  4
Selected Financial Data..........  6                  INDUSTRIES, INC.
Risk Factors.....................  7
Use of Proceeds.................. 10
Determination of Offering
  Price.......................... 10
Dividend Policy.................. 10                 12,847,825 SHARES
Market Price of Common Stock..... 11
Management's Discussion and
  Analysis....................... 12
Business and Plan of Operation... 15
Management....................... 19
Selling Shareholders............. 21
Principal Shareholders........... 22
Certain Transactions............. 23
Changes in and Disagreements
  with Accountants............... 23                    PROSPECTUS
Plan of Distribution............. 24
Description of Securities........ 25
Legal Matters.................... 26
Experts.......................... 26
Indemnification.................. 26
Financial Statements............. F-1


-------------------------------------


                              August 28, 2000

PHOENIX INTERNATIONAL INDUSTRIES, INC. PART II


Item 13.   Other Expenses of Issuance and Distribution.
           --------------------------------------------

   Filing fee under the Securities Act of 1933     $   895
   Legal Fees(1)                                   $25,000
   Auditing Fees(1)                                $12,500
   Miscellaneous(1)                                $ 1,605
                                                   -------
        TOTAL                                      $40,000
                                                   =======

(1)	Estimates

Item 14.   Indemnification of Directors and Officers.
           ------------------------------------------

    Our Articles of Incorporation, as well as our By-Laws provide for the indemnification of directors, officers, employees and agents of the corporation to the fullest extent provided by the Corporate Law of the State of Florida, as well as is described in the Articles of Incorporation and the By-Laws. These sections generally provide that the Company may indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative except for an action by or in right of the corporation by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation. Generally, no indemnification may be made where the person has been determined to be negligent or guilty of misconduct in the performance of his or her duties to the Company.

    At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of Phoenix where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

Item 15.    Recent Sales of Unregistered Securities.
            ----------------------------------------

The following information is furnished with regard to all securities sold by Phoenix within the past three years which were not registered under the Securities Act. The issuances described hereunder were made in reliance upon the exemptions from registration set forth in Section 4(2) of the Securities Act relating to sales by an issuer not involving any public offering and in Regulation S relating to securities offered outside of the United States. None of the foregoing transactions involved a distribution or public offering.


Issuances of Common Stock

Name                                    Number of Shares     Purchase Price  Date Sold
---------------------------------------------------------------------------------------------

Carousel Consultants, Inc                 200,000(1)               (2)        June 5, 1997
First Florida Promotions                   30,000                  (2)        June 10,1997
Timothy C. Palmer                         500,000                  (3)        March 9, 1998
Hobart Group                               50,000(1)               (2)        March 9, 1998
Julie MacAlinden                          220,000                  (4)        May 7, 1998
Julie MacAlinden                           15,000                  (4)        May 7, 1998
Ed Alexander                               15,000                  (4)        May 7, 1998
Michael R. Sheridan                        50,000                  (2)        July 20, 1998
Joseph Passalaqua                          50,000                  (2)        September 14, 1998
Signature Equities Agency GmbH          1,000,000               $750,000      September 30, 1998
Signature Equities Agency GmbH            200,000               $150,000      December 17, 1998
Signature Equities Agency GmbH            300,000               $225,000      December 28, 1998
Signature Equities Agency GmbH            200,000               $150,000      December 28, 1998
Signature Equities Agency GmbH            200,000               $150,000      December 28, 1998
Signature Equities Agency GmbH            100,000                $75,000      December 28, 1998
Signature Equities Agency GmbH            100,000                $75,000      December 28, 1998
Signature Equities Agency GmbH            100,000                $75,000      December 28, 1998
Signature Equities Agency GmbH          1,200,000               $900,000      February 8, 1999
Cambridge Holdings, PLC                   877,000(1)            $877,000      February 16, 1999
Merimac Shipping Ltd.                   1,123,000(1)          $1,123,000      February 16, 1999
Barclay's Group International, Inc.       100,000(1)            $100,000      February 16, 1999
Thomas R. Kjeldsberg                       20,000(1)             $20,000      February 16, 1999
Nunzio C. Li Pomi                           2,000(1)              $2,000      February 16, 1999
Joel Bernstein                             10,000(1)             $10,000      February 16, 1999
Nunzio C. Li Pomi                          18,000(1)             $18,000      February 16, 1999
Gerard Haryman                          1,400,000               $184,376      April 8, 1999
Thomas N. Donaldson                       250,000                $36,875      April 8, 1999
Gerard Haryman                          1,000,000                  (5)        May 28, 1999
Positive Management Ltd.                1,000,000                  (6)        July 29, 1999
Positive Management Ltd.                3,000,000                  (6)        July 29, 1999
Elder N. Ripper III                       175,000                  (7)        October 21, 1999
Andrea Welch                               75,000                  (7)        October 21, 1999
TTC Vermogensberatung, AG                 300,000               $152,100      February 2, 2000
TTC Vermogensberatung, AG                 300,000               $152,100      February 2, 2000
RMP Vermogensberatung,                    500,000               $253,500      February 2, 2000
Aptek Communications                    1,000,000                  (2)        February 2, 2000
GRS Medcom Services, Inc.                  50,000 shares         $50,000      March 21, 2000



(1)   This stock was subsequently returned to the company.
(2)   Issued in connection with a services contract.
(3)   Issued in connection with the acquisition of HDX, 9000, Inc.
(4)   Issued in connection with the acquisition of Mic-Mac
      Investments
(5)   Issued in lieu of cash bonus.
(6)   Issued as collateral on note.
(7)   Issued as signing bonus.


Item 16.   Exhibits and Financial Schedules
           --------------------------------
3.	Certificate of Incorporation and Bylaws

        3.1     Articles of Incorporation(1)
        3.2 Articles of Amendment to the Articles of Incorporation (1)
        3.3     Bylaws(1)

5. Opinion of Law Office of L. Van Stillman, P.A. as to legality of securities being registered.(2)

10. Material Contracts. Some of our Material Contracts were filed as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5, respectively, to our Form 10-KSB as of May 31, 1995 under the Securities and Exchange Act of 1934, filed April 1, 1998 with the Securities and Exchange Commission. The Contracts for the sale of ITC and the purchases of Hospitality Telecom Corp. (formerly Mic Mac Investments, Inc.) and Cambridge Gas Transport Corporation, were included in our 10-KSB for the year ended May 31, 1998 and are incorporated herein by reference.

16 Letters Re: Change in Certifying Accountants. See SEC Form 8-K as filed on August 31, 1999 and incorporated herein by reference.

21.     Subsidiaries of the Registrant

        Telephone Company of Central Florida, a Florida corporation.

23.	Consents of Experts and Counsel

           23.1    Consent of Wieseneck, Andres & Company, P.A.(2)
           23.2    Consent of Kane Hoffman & Danner, P.A. (2)
           23.3    Consent of Leon P. Wilde, CPA, Inc. (2)
           23.4 Consent of Law Office of L. Van Stillman included in Exhibit 5 hereto

           23.5    Consent of Wieseneck, Andres & Company, P.A.
                   dated August 28, 2000 (2)



(1) Included in original filing of the Company's Form 10-KSB, for the fiscal year 1995, filed April 1, 1998.
(2)     Filed herewith.


    All other Exhibits called for by Rule 601 of Regulation S-K are not applicable to this filing.

        (b)   Financial Statement Schedules

	    All schedules are omitted because they are not applicable or because the required information is included in the financial statements or notes thereto.

Item 17.      Undertakings.
              -------------

        (a)   The undersigned registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including (but not limited to) any addition or election of a managing underwriter.

              (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities offered at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)     The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Item 18.    Financial Statements and Schedules.
            -----------------------------------

Not Applicable.

                          SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Clearwater, State of Florida on August 28, 2000.

                            PHOENIX INTERNATIONAL INDUSTRIES, INC.

                            By:     /s/ Gerard Haryman
                               -----------------------------------
                               Gerard Haryman
                               President, Chief Executive
                               Officer, acting Chief Financial
                               Officer and Chairman of the
                               Board of Directors


    In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 28, 2000.


By:     /s/ Gerard Haryman         President, Chief Executive Officer,
   --------------------------      acting Chief Financial Officer and
   Gerard Haryman                  Chairman of the Board of Directors

By:     /s/ Thomas Donaldson       Vice President, Secretary, Acting
   --------------------------      Comptroller and Director
   Thomas Donaldson

By:     /s/ Timothy Palmer         Director
   --------------------------
   Timothy Palmer